

03021142

1-12317

P.E. 12-31-02

AR/S



NATIONAL OILWELL INC

Notice of 2003 Annual Meeting and Proxy Statement

2002 Annual Report to Stockholders

- Management's Discussion and Analysis
- Consolidated Financial Statements

2003 Proxy Statement and 2002 Annual Report to Stockholders

May 28, 2003

Fellow Stockholders:

On behalf of your Board of Directors and your management, I cordially invite you to attend the Annual Meeting of Stockholders of National-Oilwell, Inc. It will be held on Wednesday, June 25, 2003 at 2:00 P.M., local time, at the Company's offices at 10000 Richmond Avenue, Houston, Texas 77042.

You will find information regarding the matters to be voted on at the meeting in the formal Notice of Meeting and Proxy Statement which are included on the following pages of this booklet.

Whether or not you plan to attend, please sign and return the enclosed proxy in the accompanying envelope as soon as possible so that your shares will be voted at the meeting. The vote of each and every stockholder is most important to us. Please note that your completed proxy will not prevent you from attending the meeting and voting in person should you so choose.

Also included in this booklet as Appendix A is National Oilwell's 2002 Annual Report on Form 10-K, as amended by its Form 10K/A filed on April 14, 2003, which we are distributing to the company's stockholders in lieu of a separate annual report.

Thank you for your continued support and interest in National Oilwell.

Sincerely,

JUN 3 2003

Merrill A. (Pete) Miller, Jr.
Chairman, President and Chief Executive Officer

TABLE OF CONTENTS



NATIONAL-OILWELL, INC.
10000 Richmond Avenue
Houston, Texas 77042

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 25, 2003

DATE:	Wednesday, June 25, 2003
TIME:	2:00 p.m. (Houston time)
PLACE:	10000 Richmond Avenue Houston, Texas 77042

MATTERS TO BE VOTED ON:

1. Election of two directors to hold office for a three-year term; and
2. Any other matters that may properly come before the meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE TWO NOMINEES FOR DIRECTOR.

The Board of Directors has set May 5, 2003 as the record date for the Annual Meeting. If you were a stockholder of record at the close of business on May 5, 2003 you are entitled to vote at the Annual Meeting. A complete list of these stockholders will be available for examination at the Annual Meeting and at our offices at 10000 Richmond Avenue, Houston, Texas for a period of ten days prior to the Annual Meeting.

You are cordially invited to join us at the Annual Meeting. However, to ensure your representation, we request that you return your signed proxy card at your earliest convenience, whether or not you plan to attend the Annual Meeting. You may revoke your proxy at any time if you wish to attend and vote in person.

By Order of the Board of Directors

/s/ M. Gay Mather

M. Gay Mather
Corporate Secretary

Houston, Texas
May 28, 2003

NATIONAL-OILWELL, INC.
10000 Richmond Avenue
Houston, Texas 77042

PROXY STATEMENT

ANNUAL MEETING:	Date: Wednesday, June 25, 2003 Time: 2:00 p.m. (Houston time) Place: 10000 Richmond Avenue Houston, Texas 77042
AGENDA:	Proposal 1: For the election of two nominees as directors of the Company for a term of three years.
RECORD DATE/ WHO CAN VOTE:	All stockholders of record at the close of business on May 5, 2003, are entitled to vote. The only class of securities entitled to vote at the Annual Meeting is National Oilwell common stock. Holders of National Oilwell common stock are entitled to one vote per share at the Annual Meeting.
PROXIES SOLICITED BY:	Your vote and proxy is being solicited by the Board of Directors for use at the Annual Meeting. This proxy statement and enclosed proxy card is being sent on behalf of the Board of Directors to all stockholders beginning on or about May 28, 2003. By completing, signing and returning your proxy card, you will authorize the persons named on the proxy card to vote your shares according to your instructions.
PROXIES:	If you do not indicate how you wish to vote your common stock, the persons named on the proxy card will vote FOR election of the two nominees for director (Proposal 1). If you "withhold" your vote for any of the nominees, it will be excluded and will have no effect other than for purposes of determining a quorum.
REVOKING YOUR PROXY:	You can revoke your proxy at any time prior to the time that the vote is taken at the meeting by: (i) filing a written notice revoking your proxy; (ii) filing another proxy bearing a later date; or (iii) casting your vote in person at the Annual Meeting. Your last vote will be the vote that is counted.
QUORUM:	As of May 5th, there were 84,235,183 shares of National Oilwell common stock issued and outstanding. The holders of these shares have the right to cast one vote for each share held by them. The presence, in person or by proxy, of stockholders entitled to cast at least 42,117,592 votes constitutes a quorum for adopting the proposals at the Annual Meeting and directors are

elected by a plurality of the votes cast at the meeting. If you have properly signed and returned your proxy card by mail, you will be considered part of the quorum, and the persons named on the proxy card will vote your shares as you have instructed them. If a broker holding your shares in "street" name indicates to us on a proxy card that the broker lacks discretionary authority to vote your shares, we will not consider your shares as present or entitled to vote for any purpose.

MULTIPLE PROXY CARDS:

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts, and are registered in different names. You should vote each of the proxy cards to ensure that all of your shares are voted.

COST OF PROXY SOLICITATION:

We have retained InvestorCom, Inc. to solicit proxies from our stockholders at an estimated fee of $3,000, plus expenses. This fee does not include the costs of preparing, printing, assembling, delivering and mailing the Proxy Statement. The Company will pay for the cost of soliciting proxies. Some of our directors, officers and employees may also solicit proxies personally, without any additional compensation, by telephone or mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names.

PLEASE VOTE -- YOUR VOTE IS IMPORTANT

ELECTION OF DIRECTORS
PROPOSAL NO. 1 ON THE PROXY CARD

The Board of Directors of National Oilwell is divided into three classes, each class serving a term of three years. Directors whose terms expire this year include Hushang Ansary, Jon Gjedebo, and Ben A. Guill. Mr. Gjedebo will not stand for reelection.

Hushang Ansary and Ben A. Guill are nominees for directors for a three-year term expiring at the Annual Meeting in 2006, or when their successors are elected and qualified. National Oilwell believes both nominees will be able to serve if elected. However, if either nominee is unable to serve, the remaining members of the Board have authority to nominate another person, elect a substitute, or reduce the size of the Board. Directors whose terms expire in 2004 and 2005 will continue to serve in accordance with their prior election or appointment. The size of the Board is currently set at nine members. Proxies cannot be voted for a greater number of persons than the number of nominees named. If the two nominees are elected, the Board will consist of eight members. The Company has a search underway for an additional independent board member and anticipates that this director will be appointed in 2003 for a term expiring at the Annual Meeting in 2006.

Vote Required for Approval – Directors are to be elected by a plurality of the votes cast at the meeting. This means that the two nominees receiving the greatest number of votes will be elected. Votes withheld for any Director will not be counted. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the election of the two nominees listed below.

Information Regarding Nominees for Director for Terms Expiring in 2006:

Name	Age	Expiration of Present Term	Biography	Year First Became Director
Hushang Ansary	75	2003	Mr. Ansary was appointed as a Director in June 2000 pursuant to the merger agreement between National Oilwell and IRI International Corporation. Mr. Ansary was Chairman of the Board of IRI from September 1994 until its merger with National Oilwell in June 2000.	2000
Ben A. Guill	52	2003	Mr. Guill is President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. For a period greater than five years prior to joining First Reserve, he was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment-banking firm specializing in the oil service industry. Mr. Guill serves as a director of Superior Energy Services, Inc., an oilfield services and equipment company, TransMontaigne, Inc., an oil products distribution and refining company, Chicago Bridge & Iron Company N.V., a global engineering and construction company, Dresser, Inc., a leader in the design, manufacture and marketing of highly	1999

engineered equipment and services for the energy industry, T-3 Energy Services, Inc., a consolidator of high-end equipment repair and specialty machining operations focused in the Gulf of Mexico, Destiny Resource Services, Inc., a provider of seismic services to the oil and gas industry, and Quanta Services, Inc., a leading provider of specialized contracting services for the electric power, telecommunications, broadband cable and gas pipeline industries.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ELECTION OF THE TWO NOMINEES FOR DIRECTOR.

Information Regarding Current Directors Whose Terms Expire in 2004 and 2005:

Name	Age	Expiration of Present Term	Biography	Year First Became Director
Roger L. Jarvis	49	2004	Mr. Jarvis was appointed as a Director in February 2002. He has served as President, Chief Executive Officer and Director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, since 1996 and as its Chairman of the Board since 1998. Mr. Jarvis also serves as a director of The Bill Barret Corporation, a private company engaged in the acquisition, exploitation and exploration of oil and gas properties in the Rocky Mountains.	2002
Merrill A. Miller, Jr.	52	2004	Mr. Miller has been a Director since May 2001 and Chairman of the Board since May 2002. He has served as the Company's President and Chief Operating Officer since November 2000, as Chief Executive Officer since May 2001, and in various senior executive positions with the Company since February 1996.	2001
Frederick W. Pheasey	60	2004	Mr. Pheasey has served as a Director and Executive Vice President of the Company since September 1997. He was Chairman and a co-founder of Dreco Energy Services Ltd., which was acquired by National Oilwell in September 1997. Mr. Pheasey is a Director of Precision Drilling Corporation, a Canadian oilfield service company engaged in land drilling, well servicing operations, industrial process services and rental of oilfield equipment, and of Enerchem International Inc., a global supplier of specialty chemicals and hydrocarbon based well-servicing fluids to the oil and gas industry.	1997

Joel V. Staff	59	2005	Mr. Staff has served as a Director since January 1996 and as Chairman of the Board from January 1996 to May 2002. He was the Company's Chief Executive Officer from July 1993 to May 2001 and served as its President from July 1993 through November 2000. Mr. Staff has served as Chairman and Chief Executive Officer of Reliant Resources, Inc., a provider of electricity and energy services to wholesale and retail customers in the United States and Western Europe, since April 2003. He is also a Director of Ensco International, Incorporated, an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico.	1996
William E. Macaulay	57	2005	Mr. Macaulay is the Chairman and Chief Executive Officer of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in 1983. Mr. Macaulay serves as Chairman of Dresser, Inc., a leader in the design, manufacture and marketing of highly engineered equipment and services for the energy industry. He also serves as a director of Weatherford International, Inc., an oilfield service company, Maverick Tube Corporation, a manufacturer of steel pipe and casing, and Pride International, Inc., a contract drilling and related services company.	1996
Robert E. Beauchamp	43	2005	Mr. Beauchamp was appointed as a Director in August 2002. He has served as President and CEO and as a Director of BMC Software, Inc., a leading provider of enterprise management solutions, since January 2001. During his 14 years with BMC, he has served as senior vice president of research & development, vice president of strategic marketing and corporate development, and director of strategic marketing.	2002

COMMITTEES AND MEETINGS OF THE BOARD

Committees

During 2002, the Board of Directors had the following standing committees: Audit and Nominating, Compensation, and Executive. As a result of certain corporate governance initiatives by the Board of Directors, effective after the 2003 annual meeting the board will have three standing committees: Audit, Compensation, and Nominating/Corporate Governance.

Number of Meetings Held in 2002

Board of Directors	5
Audit and Nominating Committee	3
Compensation Committee	2
Executive Committee	1

Attendance at Meetings

Each director attended greater than 75% of the meetings of the board and committees of which a director was a member, except Mr. Guill. In 2000 and 2001, Mr. Guill attended 89% and 92% of the meetings of the board and committees of which he was a member, and has attended 100% of all 2003 meetings to date.

Audit and Nominating Committee

Messrs. Guill (Chair), Jarvis, and Macaulay are the current members of the Audit and Nominating Committee. All members of this committee are "independent" within the meaning of the rules governing audit committees by the New York Stock Exchange.

The committee oversees the Company's financial reporting process on behalf of the Board, and reports the results of their activities to the Board. They provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements. The responsibilities of this committee are set forth in the Audit Committee Charter, a copy of which was included as Appendix A to the Proxy Statement for the 2001 Annual Meeting of Stockholders. In April 2003 the Board of Directors adopted a new Audit Committee Charter, which is attached to this proxy statement as Appendix III. The committee will function under the new charter after the 2003 annual meeting.

The Audit and Nominating Committee also currently has the responsibility of identifying candidates for election as directors; reviewing background information relating to candidates for director, and recommending to the board of directors the slate of directors to be submitted to stockholders for election. After the 2003 annual meeting the Nominating/Corporate Governance Committee will hold these responsibilities and will consider nominees for directors recommended by stockholders. Written suggestions for nominees should be sent to the Secretary of the Company.

Any stockholder of record who is entitled to vote for the election of directors may nominate persons for election as directors if timely written notice in proper form of the intent to make a nomination at the Annual Meeting is received by the Company at National-Oilwell, Inc., 10000 Richmond Avenue – 6th Floor, Houston, TX 77042, Attention: M. Gay Mather, Corporate Secretary. The notice must be received no later than June 7, 2003 – 10 days after the first public notice of the Annual Meeting is first sent to stockholders. To be in proper form, the notice must contain prescribed information about the proponent and each nominee, including such information about each nominee as would have been required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission had such nominee been nominated by the board of directors.

Compensation Committee

Messrs. Guill (Chair) and Jarvis are the current members of the Compensation Committee. All members of the Compensation Committee are independent, non-employee directors. The primary functions of the Compensation Committee are to supervise and approve awards under our stock option plans, establish the compensation of the chief executive officer and our other principal executive officers, supervise our welfare and pension plans and compensation plans, and periodically examine our general compensation structure.

Compensation Committee Interlocks and Insider Participation. During 2002, Messrs. Guill and Jarvis and W. McComb Dunwoody, who retired from the board at the 2002 Annual Meeting, served on the Compensation Committee. None of these members is a former or current officer or employee of the Company or any of its subsidiaries, is involved in a relationship requiring disclosure as an interlocking executive officer/director, or had any relationship requiring disclosure under Item 404 of Regulation S-K.

Executive Committee

Messrs. Staff (Chair), Macaulay, and Miller are the current members of the Executive Committee. The Executive Committee may exercise all the powers of the board of directors, with the exceptions of filling vacancies in the board of directors and amending our by-laws. The primary function of the Executive Committee is to act on behalf of the board of directors between regularly scheduled meetings of the Board.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the board of directors, include providing oversight to the Company's financial reporting process through periodic meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

We have reviewed and discussed with senior management the audited financial statements included in the Company's Annual Report on Form 10-K. Management has confirmed to us that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles.

We have discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Sec. 380). SAS 61 requires the independent auditors to provide us with additional information regarding the scope and results of their audit of the Company's financial statements that may assist us in overseeing management's financial reporting and disclosure process, including with respect to (i) their responsibility under generally accepted auditing standards, (ii) significant accounting policies, (iii) their judgments about the quality of accounting principles, (iv) management judgments and accounting estimates, (v) methods of accounting for significant unusual transactions and for controversial or emerging areas, (vi) audit adjustments, (vii) fraud and illegal acts, (viii) material weaknesses in internal control, (ix) other information documents containing audited financial statements, (x) disagreements with management on financial accounting and reporting matters, (xi) difficulties encountered in performing the audit, (xii) major issues discussed with management prior to retention, (xiii) consultation with other accountants, (xiv) fees charged by Ernst & Young during 2002, and (xv) Ernst & Young's independence. We concluded that the non-audit services provided by the auditors did not compromise their independence.

We have received from Ernst & Young a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) with respect to any relationships between Ernst & Young LLP and the Company. Ernst & Young LLP has discussed its independence with us, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based on the review of the financial statements, the discussion with Ernst & Young regarding SAS 61 and receipt from them of the required written disclosures, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2002 Annual Report on Form 10-K.

Members of the Audit Committee

Ben A. Guill, Committee Chairman
Roger L. Jarvis
William E. Macaulay

Information Regarding our Independent Auditors

The Board of Directors has reappointed Ernst & Young LLP as independent auditors for 2003. Representatives of Ernst & Young will attend the Annual Meeting, where they will be available to answer questions and have the opportunity to make a statement if they desire.

Audit Fees

During 2002, Ernst & Young billed the Company as follows:

Audit Fees	$360,000
Financial Information Systems Design and Implementation Fees	0
All Other Fees:	
Audit-Related Services	293,000
Tax Services	457,000
Total	$1,110,000

The Audit Committee has considered whether the provision of all services other than those rendered for the audit of the Company's financial statements is compatible with maintaining Ernst & Young's independence and has concluded that their independence is not compromised.

BOARD COMPENSATION

During 2002, directors who are not our employees were paid $1,000 for each Board and Committee meeting attended or for special assignments; $1,250 for the Committee Chairman for each Audit and Nominating Committee and Compensation Committee meeting attended; and $7,500 for each quarter of the year in which the person serves as a director. Directors fees were increased in 2003 to $1,250 for each Board and Committee meeting attended or for special assignments; $2,000 for the Committee Chairman for each standing committee of the Board; and $8,750 for each quarter of the year in which the person serves as a director.

These directors also receive non-qualified stock options under our stock option plan. On January 30, 2002, each non-employee director was granted an option to purchase 5,000, shares of our common stock. The option exercise price per share is $18.53, the fair market value of a share of our common stock on the date of grant. The options have a term of ten years from the date of grant and vest in three equal annual installments beginning one year after the date of grant. On February 14, 2003, each non-employee director was granted an option to purchase 7,500 shares of our common stock at an exercise price per share of $20.14, the fair market value of a share of our common stock on the date of grant, under the same terms described above.

CORPORATE GOVERNANCE

Over the past several months, the Board of Directors has undertaken a review of the Company's corporate governance standards and practices in response to the Sarbanes-Oxley Act of 2002 and related SEC rules and New York Stock Exchange Corporate Governance Rule Proposals. The board has committed to promote transparency in reporting information about the Company, compliance with the spirit as well as the literal requirements of applicable laws, rules and regulations, and corporate behavior that conforms to corporate governance standards that substantially exceed the consensus view of minimum acceptable corporate governance standards. As a result of this review, in April 2003 the Board of Directors adopted Corporate Governance Guidelines which establish provisions for the board's composition and function, board committees and committee membership, evaluation of director independence, the roles of the Chairman of the Board, the Chief Executive Officer and the Lead Director, the evaluation of the Chief Executive Officer, regular meetings of non-management directors, board conduct and review, selection and orientation of directors, director compensation, access to management and independent advisors, and annual review of the Guidelines. A copy of the Guidelines is attached to this Proxy Statement as Appendix I.

Board Committees and Committee Membership

Under its adopted Guidelines, the board elected to have three standing committees—an Audit Committee, a Compensation Committee, and a Nominating/Corporate Governance Committee. Additionally, the board elected to repeal its Executive Committee. New charters for the standing committees were adopted on April 3, 2003 and these charters are attached as Appendixes II, III and IV to this Proxy Statement. All members of each committee will be independent directors as defined by the Guidelines. Members will be appointed to these standing committees, which will function under the new charters after the 2003 annual meeting.

Director Independence

The Corporate Governance Guidelines address, among other things, standards for evaluating the independence of the Company's directors. In April 2003 the Board undertook a review of director independence and considered transactions and relationships during the prior year between each director or any member of his or her immediate family and the Company and its affiliates, including those reported under "Certain Relationships and Related Transactions" in this proxy statement. As a result of this review, the Board affirmatively determined that the following directors are independent of the Company and its management under the standards set forth in the Corporate Governance Guidelines: Robert E. Beauchamp, Ben A. Guill, Roger L. Jarvis, and William E. Macaulay.

Policies on Business Ethics and Conduct

The Company has a long-standing Business Ethics Policy. Additionally, in April 2003 the Board adopted the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers. These codes are designed to focus the board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help to foster a culture of honesty and accountability. As set forth in the Corporate Governance Guidelines, the Board may not waive the application of the Company's policies on business ethics and conduct for any Director or Executive Officer. Copies of the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers are attached to this Proxy Statement as Appendixes V and VI.

EXECUTIVE OFFICERS

The following persons are our executive officers. The executive officers of the Company serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board of Directors at its first meeting following the Annual Meeting. None of the executive officers or directors has any family relationships with each other.

Name	Age	Position
Merrill A. Miller, Jr.	52	President and Chief Executive Officer
Robert L. Bloom	55	Group President – Rig Equipment
Howard Davis	44	Vice President and Chief Administrative Officer
Jerry N. Gauche	54	Vice President – Organizational Effectiveness
Jon Gjedebo	58	Executive Vice President and Chief Technology Officer
Steven W. Krablin	52	Vice President and Chief Financial Officer
Kevin Neveu	42	Group President – Downhole Tools
Mark Reese	44	Group President – Mission Products
Dwight W. Rettig	42	General Counsel
Gary Stratulate	46	Group President – Rig Systems and Controls
Robert Workman	34	Group President – Distribution Services

Merrill A. (Pete) Miller, Jr. has served as President and Chief Operating Officer since November 2000, as Chief Executive Officer since May 2001, and in various senior executive positions since February 1996.

Robert L. Bloom has served as President of National Oilwell's Rig Equipment Group since June 2000, and was Vice President of Drilling Systems from 1998 to 2000. He has been with the Company for 33 years serving in various engineering and management capacities.

Howard Davis has served as Vice President and Chief Administrative Officer since August 2002. He served as Vice President and Chief Financial Officer of National Oilwell's Products and Technology Group From 1997 to August 2002 and as Manager of Financial Planning and Analysis of that group from 1996 to 1997.

Jerry N. Gauche has served as Vice President–Organizational Effectiveness since January 1994.

Jon Gjedebo has served as Executive Vice President and Chief Technology Officer since March 2000. Prior to that, Mr. Gjedebo was President and Chief Executive Officer of Hitec ASA, a company he founded in 1985 and that National Oilwell acquired in February 2000.

Steven W. Krablin has served as Vice President and Chief Financial Officer since January 1996. Mr. Krablin serves as a director of T-3 Energy Services, Inc., a consolidator of high-end equipment repair and specialty machining operations focused in the Gulf of Mexico.

Kevin Neveu has served as President of National Oilwell's Downhole Tools Group since June 2000, and from 1999 to 2000 as Vice President and Managing Director of Downhole Tools. From 1997 to 1999 he served as Vice President of the Company's Canadian drilling equipment and downhole tool operations.

Mark Reese has served as President of National Oilwell's Mission Products Group since August 2000. From May 1997 to August 2000 he was Vice President of Operations for the Company's Distribution Services Group, and from July 1995 to May 1997 served as Northern Area Manager for that group.

Dwight W. Rettig has served as General Counsel of National Oilwell since February 1999, and from February 1998 to February 1999 as General Counsel of the Company's Distribution Services Group. From February 1997 to February 1998 he was the Chief Legal Officer of NATCO Group, Inc., a provider of wellhead equipment, systems and services used in the production of oil and gas.

Gary Stratulate has served as President of National Oilwell's Rig Systems and Controls Group since June 2000. From April 1997 to June 2000 he served in various senior executive positions at IRI International Corporation, a manufacturer of oilfield equipment, which was acquired by National Oilwell in June 2000.

Robert Workman has served as President of National Oilwell's Distribution Services Group since February 2001. From 1997 to 2001 he served in various management capacities for that group, most recently as Vice President of Operations.

STOCK OWNERSHIP

This table shows the number and percentage of shares of National Oilwell stock beneficially owned by 1) owners of more than five percent of the outstanding shares of the Company, 2) our current directors, director nominees, and Named Executive Officers, and 3) all current directors, director nominees and executive officers as a group. Information for each of the current directors, director nominees and executive officers has been provided at the request of the Company as of May 5, 2003.

5% Owners	**No. of Shares**[1]	**Percent of Class**[2]
FMR Corp[3]	11,497,635	13.65%
82 Devonshire Street Boston, MA 02109		
Neuberger Berman Inc.[4]	4,145,875	4.92%
605 Third Avenue New York, NY 10158-3698		
Name of Individual		
Hushang Ansary[5]	2,739,244	3.24%
Robert E. Beauchamp	0	*
Robert L. Bloom	47,091	*
Jon Gjedebo[6]	789,648	*
Ben A. Guill	28,191	*
Roger L. Jarvis	1,666	*
Steven W. Krablin	223,228	*
William E. Macaulay[7]	24,928	*
Merrill A. Miller, Jr.	334,035	*
Frederick W. Pheasey	109,855	*
Joel V. Staff	529,283	*
Gary Stratulate	40,485	*
All current directors, director nominees, and executive officers as a group (18 persons)	5,336,618	6.23%

*Less than 1%.

[1]This column includes options that are currently exercisable or will become exercisable by July 4, 2003 as follows: Hushang Ansary—411,158; Robert L. Bloom—23,231; Jon Gjedebo—32,450; Ben Guill—17,034; Roger Jarvis—1,666; Steven W. Krablin—165,166; William E. Macaulay—18,914; Merrill A. Miller, Jr.—173,597; Frederick W. Pheasey—43,025; Joel V. Staff—353,709; and Gary Stratulate—35,885.

[2]At May 5, 2003 there were 84,235,183 shares outstanding.

[3]Shares owned at December 31, 2002, as reflected in Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2003. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. ("FMR") is the beneficial owner of 10,829,710 shares as a result of acting as investment adviser to various investment companies (the "Funds). Edward C. Johnson 3d, Chairman of FMR, FMR, through its control of Fidelity, and the funds each has sole power to dispose of the 10,829,710 shares owned by the Funds. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR, is the beneficial owner of 342,220 shares as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR, through its control of FMTC, each has sole dispositive power

over 342,220 shares and sole power to vote or to direct the voting of 342,220 shares owned by the institutional account(s). Geode Capital Management, LLC ("Geode"), is the beneficial owner of 305 shares. Geode is wholly owned by Fidelity Investors III Limited Partnership ("FILP III"). Fidelity Investors Management, LLC ("FIML") is the general partner and investment manager of FILP III. The managers of Geode, the members of FIML and the limited partners of FILP III are certain shareholders and employees of FMR. Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR, representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson, a Director of FMR, owns 24.5% of the aggregate outstanding voting stock of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Fidelity International Limited and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 325,400 shares.

(4)Shares owned at December 31, 2002, as reflected in Schedule 13G filed with the SEC on February 13, 2003. Neuberger Berman, LLC., a wholly-owned subsidiary of Neuberger Berman Inc. has sole power to vote or to direct the vote with respect to 83,444 shares and shared power to vote or to direct the vote with respect to 3,012,829 shares, and shared power to dispose or to direct the disposition of 4,145,875 shares. Neuberger Berman LLC. and Neuberger Berman Management Inc., a wholly-owned subsidiary of Neuberger Berman Inc., serve as sub-adviser and investment manager, respectively, of Neuberger Berman's various mutual funds and are deemed to be beneficial owners of 4,145,875 shares since they both have shared power to make decisions whether to retain or dispose and vote the shares.

(5)Includes the following shares of which Mr. Ansary disclaims beneficial ownership: 4,160 shares owned by the Ansary Foundation, and 9,393 shares owned by his wife.

(6) Includes 757,198 shares that Mr. Gjedebo owns shares through Joto Einedom AS and Styrbjorn AS.

(7) Includes the following shares of which Mr. Macaulay disclaims beneficial ownership: 1,082 shares held in trust for his children and 1,622 shares owned by his wife.

EXECUTIVE COMPENSATION

The following table sets forth for the years ended December 31, 2000, 2001 and 2002 the compensation paid by the Company to its Chief Executive Officer and four other most highly compensated executive officers (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation: Awards		Long-Term Compensation: Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Underly-ing Options/ SARs (#)	LTIP Payouts ($)	All Other Compen-sation (1) ($)
Merrill A. Miller, Jr.	2002	325,000	-	-	-	70,000	-	17,938
President and CEO	2001	314,327	244,421	-	-	49,382	-	13,020
	2000	236,154	64,142	-	-	44,321	-	7,049
Steven W. Krablin	2002	280,000	-	-	-	40,000	-	19,600
Vice President	2001	272,885	141,464	-	-	37,037	-	12,280
and CFO	2000	218,185	52,349	-	-	37,673	-	7,716
Gary Stratulate(2)	2002	255,895	-	-	-	20,000	-	10,826
President, Rig Systems	2001	260,816	99,245	-	-	9,629	-	8,710
and Controls Group	2000	129,566	26,149	-	-	3,036	-	-
Jon Gjedebo(3)	2002	230,400	-	-	-	10,000	-	-
Exec. Vice President	2001	208,800	101,122	-	-	12,345	-	-
and CTO	2000	178,769	44,857	-	-	20,887	-	-
Robert Bloom	2002	175,000	-	-	-	20,000	-	16,625
President, Rig	2001	156,593	69,753	-	-	9,629	-	10,961
Equipment Group	2000	119,308	24,383	-	-	4,432	-	8,596

(1) These amounts include:

(a) The Company's cash contributions for 2002 under the National-Oilwell Retirement and Thrift Plan, a defined contribution plan, on behalf of Mr. Miller - $14,188; Mr. Krablin - $4,900; Mr. Stratulate - $10,826; and Mr. Bloom - $16,625.

(b) The Company's cash contributions for 2002 under the National-Oilwell Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $3,750; and Mr. Krablin - $14,700.

(2) Mr. Stratulate joined National Oilwell in July 2000.

(3) Mr. Gjedebo joined National Oilwell in March 2000.

Grants of Options/SAR's in Last Fiscal Year

The following table provides information concerning stock options granted to Named Executive Officers during the fiscal year ended December 31, 2002. We have granted no stock appreciation rights.

	2002 Option Grants				Gains Based on Assumed Rates of Stock Price Appreciation for Option Term	
	Options Granted	Percent of 2002 Employee Option Grants	Exercise Price per Share ($)	Expiration Date	Assumed Rate 5% ($)	Assumed Rate 10% ($)
Merrill A. Miller, Jr.	70,000	7.2%	18.53	01/31/12	815,739	2,067,243
Steven W. Krablin	40,000	4.1%	18.53	01/31/12	466,137	1,181,282
Gary Stratulate	20,000	2.0%	18.53	01/31/12	233,068	590,641
Jon Gjedebo	10,000	1.0%	18.53	01/31/12	116,534	295,320
Robert L. Bloom	20,000	2.0%	18.53	01/31/12	233,068	590,641

The option exercise price per share is equal to the fair market value of a share of Common Stock on the date of grant. The grants have terms of ten years from the date of grant and vest in three equal annual installments beginning one year from the date of grant.

Option Exercises and Year-End Option Values

The following table provides information about option exercises by the Named Executive Officers during 2002 and the value of unexercised options held by them at December 31, 2002.

	2002 Stock Option Exercises		Number of Unexercised Options at December 31, 2002		Value of Unexercised in-the-money Options at December 31, 2002	
	Shares	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Merrill A. Miller, Jr.	15,058	$ 105,142	168,780	117,696	$ 855,453	$ 231,700
Steven W. Krablin	15,058	105,142	147,659	77,250	1,048,129	132,400
Gary Stratulate	0	-	26,009	27,432	242,593	66,200
Jon Gjedebo	0	-	18,039	25,193	-	33,100
Robert L. Bloom	0	-	7,543	27,898	33,470	66,200

The Company made no awards during 2002 under any Long-Term Incentive Plan, nor does the Company have any defined benefit or actual plan under which benefits are determined primarily by final compensation and years of service.

Employment Contracts

National Oilwell entered into employment agreements on January 1, 2002 with Messrs. Miller and Krablin that contain certain termination provisions. The agreements each have a term of three years and are automatically extended on an annual basis. The agreements provide for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by National Oilwell for any reason other than (i) voluntary termination; (ii) termination for cause (as defined); (iii) death; or (iv) long-term disability; or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive three times the sum of his current base salary plus the highest annual bonus received by the employee over the preceding three-year period, three times the amount equal to the total of the employer matching contributions under the Company's Retirement and Thrift Plan and Supplemental Savings Plan, and three years participation in the Company's welfare and medical benefit plans. The employee shall have the right, during the 60 day period after such termination, to elect to surrender all or part of any stock options held by the employee at the time of termination, whether or not exercisable, for a cash payment equal to the spread between the cost of the option and the highest reported per share sales price during the 60 day period prior to the date of termination. Any option not so surrendered will remain exercisable until the earlier of one year after the date of termination or the stated expiration date of the specific option grant. Under the agreements, termination by the employee for "Good Reason" means (i) the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the employee's position, authority, duties or responsibilities; (ii) a failure by the Company to comply with the terms of the agreement; or (iii) the requirement of the employee to relocate or to travel to a substantially greater extent than required at the date of the agreement. The agreements also contain restrictions on competitive activities and solicitation of our employees for three years following the date of termination.

We entered into an employment agreement on January 1, 2002 with Mr. Bloom that contains certain termination provisions. The agreement has a one-year term and is automatically extended on an annual basis. The agreement provides for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by National Oilwell for any reason other than (i) voluntary termination; (ii) termination for cause (as defined); (iii) death; or (iv) long-term disability; or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive the sum of his current base salary plus the highest annual bonus Mr. Bloom would be entitled to earn under the current year incentive plan and an amount equal to the total of the employer matching contributions under the Company's Retirement and Thrift Plan and Supplemental Savings Plan, and one year's participation in the Company's welfare and medical benefit plans. The agreement also contains restriction on competitive activities and solicitation of our employees for one year following the date of termination.

We entered into an employment agreement with Mr. Stratulate in connection with the June 28, 2000 merger between the Company and IRI International Corporation. The agreement provides for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees. The agreement automatically extends for one year on an annual basis. If Mr. Stratulate's employment is involuntarily terminated at any time without cause, he will have the right to receive a lump sum payment of 150% of his base salary. The agreement also contains restrictions on competitive activities and solicitation of our employees for one year following the date of termination.

Effective March 1, 2000, we entered into an employment agreement with Mr. Gjedebo that had an initial term of three years and will terminate on November 30, 2003. The agreement provides for an annual base salary, participation in employee incentive plans and employee benefits as generally provided to all employees. Upon involuntary termination other than for cause, the agreement allows for payment of one year's base salary plus annual cash incentive. For a minimum period of one year after termination, Mr. Gjedebo is generally prohibited from competing or assisting others to compete against the Company.

Additionally, the Company's stock option agreements provide for full vesting of unvested outstanding options in the event of a change of control of the Company and a change in the optionee's responsibilities following a change of control.

Certain Relationships and Related Transactions

As part of the June 28, 2000 merger between the Company and IRI International Corporation, Mr. Ansary, a director, entered into a non-competition agreement that generally prohibits him from competing or assisting others to compete with National Oilwell's existing business and from soliciting our employees. Over the three-year term of the agreement, Mr. Ansary received aggregate consideration of $3,000,000, with the final $1,000,000 payment made in June 2002.

Mr. Staff was Chief Executive Officer of National Oilwell from 1993 to 2001, and its Chairman from 1996 to 2002. In connection with the termination of his executive relationship with the Company, Mr. Staff continues to participate in the Company's medical benefit plans at the Company's expense.

We lease an office building and storage yard in Stavanger, Norway from Mr. Gjedebo, a director and executive officer. For 2002, we paid approximately $475,000 to Mr. Gjedebo in lease payments. The lease expires January 1, 2010. Mr. Gjedebo is Chairman and controlling shareholder of HitecVision A.S. During 2002, the Company had sales of approximately $158,000 to and purchases of approximately $64,000 from HitecVision and its affiliated companies. All transactions with these companies were on terms competitive with other third party vendors.

We transact business with companies with which certain of our Directors are affiliated. All transactions with these companies are on terms competitive with other third party vendors, and none of these is material either to us or any of these companies.

Compensation Committee Report on Executive Compensation

National Oilwell's executive compensation program is administered by the Compensation Committee of the Board of Directors. The committee establishes specific compensation levels for key executives and administers the Company's stock award plans. The Compensation Committee's philosophy regarding executive compensation is to design a compensation package that will attract and retain key executives focused on the Company's annual growth and long-term strategy. The committee's objective is to provide compensation packages for key executives that offer compensation opportunities in the median range of oilfield service companies with a similar market capitalization.

The main components of the executive compensation program for 2002 were base salary, participation in the Company's annual cash incentive plan and the grant of non-qualified stock option awards. Salary levels are based on factors including individual performance, level and scope of responsibility and competitive salary levels within the industry. The committee determines median base salary levels by a comprehensive review of information provided in proxy statements filed by companies in the industry with similar market capitalizations.

All employees, including key executives, participated in the Company incentive plan in 2002, aligning a portion of each employee's cash compensation with Company performance against predetermined targets. As in prior years, the incentive plan provided for cash awards if objectives related to the Company's financial performance were met, and participant award opportunities varied depending upon levels of participation. The Company had to achieve an established minimum operating profit target before awards were earned by any employees, including executive officers, with higher levels of performance resulting in increased payments based upon an established progression. Established targets for 2002 were not met and no payments were made under the incentive plan.

Compensation of the Chief Executive Officer. Components of Mr. Miller's compensation for 2002 included base salary, participation in the incentive plan and the grant of stock options. Mr. Miller's base salary for 2002 was $325,000 and he received an option grant to purchase 70,000 shares of National Oilwell common stock. As described above, he received no payment under the 2002 incentive plan. The committee routinely reviews the compensation level of chief executive officers of industry companies with similar market capitalizations as well as Mr. Miller's individual performance and success in achieving the Company's strategic objectives. In January 2002, the committee recommended an increase to Mr. Miller's base salary in acknowledgement of his May 2001 promotion to chief executive officer, and the successful execution of the Company's strategy. Mr. Miller chose to decline the proposed increase in light of the softness in the industry at that time. In May 2002 Mr. Miller assumed the additional responsibilities of Chairman of the Board, and in recognition of this and the Company's successful growth and financial performance in a depressed market environment during 2002, his annual base salary was increased to $475,000 in January 2003. The committee believes this salary level is more reflective of, but still below, the median salary for chief executive officers of comparably sized companies in the oilfield service industry. The committee has indicated its intention, contingent upon continued favorable evaluations of Mr. Miller's performance, to further increase his salary to be more in line with the median base salary indicated by a review of compensation packages for comparable positions.

Members of the Compensation Committee

Ben A. Guill, Committee Chairman
Roger L. Jarvis

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on our common stock to the S&P 500 Index and to a self-constructed peer group of similar companies in the oilfield service industry (including BJ Services Company, Cooper Cameron Corporation, Smith International, Inc., and Varco International Inc.). The total shareholder return assumes $100 invested on December 31, 1997 in National Oilwell, the S&P 500 Index, and the peer group. It also assumes reinvestment of all dividends. The peer group is weighted based on the market capitalization of each company. The results shown in the graph below are not necessarily indicative of future performance.



$200
$100
$0
Total Shareholder Return
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
National Oilwell
S&P 500
Peer Group

	Cumulative Total Return					
	12/97	12/98	12/99	12/00	12/01	12/02
National Oilwell	100	33	46	113	60	64
S & P 500	100	129	156	141	125	97
Peer Group	100	41	88	132	102	114

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The rules of the SEC require that the Company disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors, executive officers, and beneficial owners of more than ten percent of the Company's stock. To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company during the year ended December 31, 2002, no director, executive officer, or 10% beneficial holder failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

STOCKHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING

If you wish to submit proposals to be included in our 2004 proxy statement, we must receive them on or before December 31, 2003. Please address your proposals to: **M. Gay Mather, Secretary, National-Oilwell, Inc., 10000 Richmond Avenue—6th Floor, Houston, Texas 77042.**

If you wish to submit proposals at the meeting that are not eligible for inclusion in the proxy statement, you must give written notice no later than April 1, 2004 to: **M. Gay Mather, Secretary, National-Oilwell, Inc., 10000 Richmond Avenue—6th Floor, Houston, Texas 77042.** If you do not comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority on the proposal when it is raised at the meeting. In addition, proposals must also comply with National Oilwell's by-laws and the rules and regulations of the Securities and Exchange Commission.

ANNUAL REPORT AND OTHER MATTERS

At the date this proxy statement went to press, we did not know of any other matters to be acted upon at the meeting other than the election of directors as discussed in this proxy statement. If any other matter is presented, proxy holders will vote on the matter in accordance with their best judgment.

National Oilwell's 2002 Annual Report on Form 10K, as amended as amended by its Form 10K/A filed on April 14, 2003, is included in this mailing, but is not considered part of the proxy solicitation materials.

By order of the board of directors,

/s/ M. Gay Mather

M. Gay Mather
Secretary

Houston, Texas
May 28, 2003

APPENDIX I

NATIONAL-OILWELL, INC.
("Company")

CORPORATE GOVERNANCE GUIDELINES

Adopted by the Board of Directors on April 3, 2003

Objectives Sought to be Achieved

By adopting these Guidelines, the Board of Directors of the Company (the "Board") has committed to promote:

- Transparency in reporting the Company's financial condition and results of operations, its business activities and other information about the Company, its management and its Board of Directors to regulatory authorities, the Company's shareholders and the Company's other constituencies;

- Compliance with not only the literal requirements but also the Company's perception of the intended purposes of applicable laws, rules and regulations; and

- Corporate behavior that conforms to corporate governance standards that substantially exceed the consensus view of minimum acceptable corporate governance standards.

Composition of the Board of Directors

The bylaws provide that the number of Directors shall be determined from time to time by resolution of the Board. The Board believes that at the present time the optimal number of Directors is nine, but the Board will review this matter annually and will increase or decrease the number of Directors as appropriate after considering the recommendation of the Nominating/Corporate Governance Committee.

It is the policy of the Board of Directors that the Board will reflect the following characteristics at the earliest practicable time but in no event later than the time, if any, that each of the following becomes a legal or regulatory requirement:

- Each Director shall have a reputation for integrity, honesty, candor, fairness and discretion;

- Each Director shall be knowledgeable, or willing to become so quickly, in the critical aspects of the Company's businesses and operations;

- Each Director shall be experienced and skillful in serving as a competent overseer of, and trusted advisor to, the senior management of at least one substantial enterprise;

- Only one member of the Board shall be an executive officer or other employee of the Company. It is anticipated that under normal circumstances that employee shall be the Chief Executive Officer;

- Diversity in the mix of the gender, race and background among Directors, consistent with the Board's requirements for knowledgeable, experienced, motivated and ethical members;

- A majority of the Directors shall meet the standards of independence from the Company and its management set forth under "Director Independence" below; and

- A range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to the full scope of the Company's operations and interests.

Functions of the Board of Directors

The Board of Directors has four regularly scheduled meetings a year at which it reviews and discusses reports by management on the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. In addition to its general oversight of management, the Board also performs a number of specific functions, including:

- Selecting, monitoring, evaluating, compensating, and-if necessary- replacing the Chief Executive Officer and ensuring management succession;

- In consultation with the Chief Executive Officer, selecting, monitoring, evaluating, compensating, and-if necessary-replacing the other senior executives;

- Reviewing and approving management's strategic and business plans, including developing a depth of knowledge of the businesses being served, understanding and questioning the assumptions upon which such plans are based, and reaching an independent judgment as to the probability that the plans can be realized;

- Reviewing and approving the Company's financial objectives, plans, and actions, including significant capital allocations and expenditures;

- Establishing and approving the Company's policies regarding levels of delegated authority;

- Monitoring corporate performance against the Company's strategic and business plans, including overseeing the Company's operating results on a regular basis to evaluate whether its businesses are being properly managed;

- Promoting ethical behavior and compliance with laws and regulations, auditing and accounting principles, and the Company's own governing documents;

- Reviewing, approving and periodically revising, as appropriate, the Company's mission statement, these Guidelines and the charters of the Board's various standing Committees;

- Assessing the Board's own effectiveness in fulfilling these and other Board and committee responsibilities; and

- Performing such other functions as are prescribed by law, or assigned to the Board in the Company's governing documents.

The Board of Directors has delegated to the Chief Executive Officer, working with the other executive officers of the Company and its affiliates, the authority and responsibility for managing the business of the Company in a manner consistent with the standards set forth in these Guidelines, and in accordance with any specific plans, instructions or directions of the Board.

Director Independence

A majority of the members of the Board shall be independent Directors under the proposed New York Stock Exchange (NYSE) listing rules (the "Listing Rules") on or before the deadline mandated by the NYSE. Directors who do not meet the NYSE's independence standards also make valuable contributions to the Board and to the Company by reason of their experience and wisdom. For a Director to be deemed "independent," the Board shall affirmatively determine that the Director has no material relationship with the Company or its affiliates or any member of the senior management of the Company or his or her affiliates. In making this determination, the Board shall not deem a Director to be independent if he or she:

- Is, or within the lesser of the past five years or the period since the effective date of the Listing Rules has been, employed by the Company or any of its affiliates;

- Is, or within the lesser of the past five years or the period since the effective date of the Listing Rules has been, affiliated with or employed by a (present or former) auditor of the Company or any of its affiliates;

- Currently participates, or within the lesser of the past five years or the period since the effective date of the Listing Rules has participated, in an interlocking directorate in which an Executive Officer of the Company or any of its affiliates serves on the compensation committee of a company that concurrently employs the Director;

- Is, or within the lesser of the last five years or the period since the effective date of the Listing Rules has been, an executive officer or employee of another company whose sales of goods and services to and/or purchases of goods and services from the Company during any accounting year represented in the aggregate the greater of at least 2% or $1 million of the Company's consolidated gross revenues for that year;

- Is, or within the lesser of the last five years or the period since the effective date of the Listing Rules has been, an executive officer or employee of another company whose sales of goods and services to and/or purchases of goods and services from the Company during any accounting year represented in the aggregate the greater of at least 2% or $1 million dollars of such other company's consolidated gross revenues for that year;

- Receives directly or indirectly any consulting, advisory or other compensatory fee from the Company or an affiliate of the Company (other than compensation received as a Director); or

- Is a member of the immediate family of any person who would not qualify as independent under the foregoing standards; provided, that employment of an immediate family member of a Director in a non-officer position shall not preclude the Board from determining that the Director is independent.

For purposes of these Guidelines, the terms:

- "affiliate" means any corporation or other entity that controls, is controlled by or is under common control with the Company, as evidenced by the power to elect a majority of the board of directors or comparable governing body of such entity; and

- "immediate family" means spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than employees) sharing a person's home.

The Board shall undertake an annual review of the independence of all non-employee Directors. In advance of the meeting at which this review occurs, each non-employee Director shall be asked to provide the Board with full information regarding the Director's business and other relationships with the Company and its affiliates and with senior management and their affiliates to enable the Board to evaluate the Director's independence. Following such annual review, only those Directors whom the Board affirmatively determines have no material relationship with the Company will be considered independent Directors, subject to additional qualifications prescribed under the final Listing Rules. The basis for any determination that a relationship is not material will be published in the Company's annual proxy statement.

Directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent." This obligation includes all business relationships among Directors, between Directors and the Company and its affiliates or members of senior management and their affiliates, whether or not such business relationships are subject to the approval requirement set forth in the following provision.

Each Director shall submit to the Nominating/Corporate Governance Committee for its consideration a letter of resignation upon resignation or retirement from, or termination of, the Director's principal current employment, or other similarly material changes in professional occupation or association. Following receipt of a recommendation from the Nominating/Corporate Governance Committee, the Board shall be free to accept or reject the letter of resignation. The Board shall act promptly with respect to each such letter of resignation and shall promptly notify the Director concerned of its decision.

The Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of Directors or Executive Officers.

Stock Ownership by Directors and Executive Officers

Directors and Executive Officers are encouraged to own shares of the Company's stock and increase their ownership of those shares over time.

Board Leadership

Subject to review from time to time, the Company will continue to combine the roles of Chair of the Board and Chief Executive Officer and will appoint a Lead Director, as set forth below.

Role of the Chair

The Chair is responsible for coordinating the activities of the Board. In addition to the duties of a regular Board member and those set forth in the Company's bylaws applicable to the office, the Chair has the following specific responsibilities:

- Schedule Board meetings in a manner that enables the Board and its committees to perform their duties responsibly while not interfering with the ongoing operations of the Company;
- Prepare, with input from the Chief Executive Officer if the same person does not hold both offices, committee chairs and other Directors, the agendas for the Board meetings;
- Define the quality, quantity and timeliness of the flow of information between senior management and the Board;
- Approve, in consultation with other Directors, the retention of consultants who report directly to the Board;
- Interview, along with the members of the Nominating/Corporate Governance Committee, all Board candidates, and make recommendations to that committee;
- Assist the Board in the implementation of these Guidelines; and
- Consult with the Nominating/Corporate Governance Committee with respect to the membership of the various Board committees and the selection of the committee chairs.

Role of Lead Director

The Lead Director shall be an independent Director and shall be responsible for developing the agenda for, and presiding over the executive sessions of, the Board's non-management Directors and acting as principal liaison between the non-management Directors and the Chief Executive Officer on matters dealt with in executive session. If the Chair of the Board is an independent Director, that person shall also serve as the Lead Director.

Criteria for Selection of Chief Executive Officer and Annual Evaluation

The Chief Executive Officer should exhibit and have a reputation for dedication, integrity, honesty, candor, fairness and discretion. The Chief Executive Officer should also be knowledgeable or willing to become so quickly in the critical aspects of the Company's businesses and operations. He or she should be experienced in serving in a leadership position as a member of senior management of a substantial publicly held corporation, including extensive experience in matters such as dealing with employees, investors, customers, vendors, competitors, suppliers, rating agencies and regulatory authorities.

Annually, the Compensation Committee shall solicit information from each Director regarding the performance of the Chief Executive Officer during the current year. The Compensation Committee shall compile the information and present an evaluation of the Chief Executive Officer's performance and a recommendation regarding the terms of his or her continued employment to the independent members of the Board. Thereafter, the Compensation Committee shall discuss its evaluation and the recommendation of the independent members of the Board with the Chief Executive Officer.

Management Succession and Review

The Chief Executive Officer shall be responsible for: (a) developing processes to identify talent within the Company to succeed to senior positions in management; and (b) annually discussing such processes and presenting the information developed pursuant thereto to the Nominating/Corporate Governance Committee for its consideration. This committee shall be responsible for planning for succession in the senior management ranks, including the office of the Chief Executive Officer.

Access to Managers and Outside Advisors

Each Director may consult with any manager or employee or with any outside advisor to the Company at any time. If appropriate, it is expected that the Director will inform the Chief Executive Officer when significant issues are being discussed.

The Board, as well as each Committee of the Board, shall have the right to retain, at the Company's expense, such outside advisors as the Board or applicable Committee shall deem appropriate.

Board Meetings

The Chair of the Board, with input from the other members of the Board, shall determine the timing and length of the meetings of the Board. The Board expects that four regular meetings at appropriate intervals are in general desirable for the performance of the Board's normal responsibilities. In addition to regularly scheduled meetings, unscheduled or special Board meetings may be called upon appropriate notice at any time to address specific needs of the Company.

Directors are expected to attend and participate in person in each regularly scheduled Board meeting, as well as the dinner meeting held the evening before each regularly scheduled Board meeting. It is recognized, however, that telephone conference participation by a Director may be necessary from time to time and that such participation is preferable to a Director missing a Board meeting.

The Chair shall establish the agenda for each Board meeting with input from the other Directors. Each agenda for a regularly scheduled Board meeting will include an "Other Business" segment. Each Director shall have the ability to include items on the agenda, request the presence of or a report by any member of the Company's senior management or raise subjects during the "Other Business" segment of each regularly scheduled Board meeting that are not on the agenda for that meeting. The Chair of the Board or the Corporate Secretary shall circulate the final agenda among the Directors. To the extent deemed appropriate by the Chief Executive Officer, the operating heads of the major businesses of the Company shall be afforded an opportunity to make presentations to the Board. The Company's Chief Executive Officer (if not a Director), Chief Financial Officer and Corporate Secretary shall attend each meeting of the Board, unless requested otherwise by the Board.

Meetings of Non-Management Directors in Executive Session

After each regularly scheduled meeting of the Board of Directors, the non-management members of the Board shall meet in regularly scheduled executive session, without the participation of the Chief Executive Officer or other members of the Company's management to review matters concerning the relationship of the Board with the management Directors and other members of the Company's management and such other matters as the Lead Director and participating Directors may deem appropriate. The Board shall not take formal actions at such sessions, although the participating Directors may make recommendations for consideration by the full Board. Additional executive sessions may be scheduled from time to time as determined by the Lead Director or a majority of the non-management Directors. Minutes of each meeting shall be prepared and the topics discussed at each meeting shall be summarized for the Chief Executive Officer by the Lead Director or the other non-management Directors participating in the meeting.

Board Committees and Committee Membership

There are currently three standing Committees of the Board of Directors: Audit, Compensation and Nominating/Corporate Governance. From time to time, the Board may designate ad hoc Committees in conformity with the Company's bylaws. Each standing Committee shall have the authority and responsibilities delineated in the Company's bylaws, the resolutions creating it and any applicable charter. No standing Committee is authorized to create a subcommittee. The Board of Directors shall have the authority to disband any ad hoc or standing Committee when it deems it appropriate to do so, provided that the Company shall at all times have such Committees as may be required by applicable law or listing standards.

The Nominating/Corporate Governance Committee, in consultation with the Chair of the Board, and after considering the desires, experience and expertise of individual Directors, shall make a recommendation and report to the Board regarding the assignment of Directors to Committees, including the designation of Committee Chairs. Committees and their Chairs shall be appointed by the Board of Directors annually at the annual organizational meeting of the Board of Directors. It is the Board's policy that only Directors who at all times meet the independence and other requirements of applicable law, listing requirements and these Guidelines shall serve on the Company's standing Committees.

Each standing Committee shall have a written charter, which shall be approved by the full Board of Directors and state the purpose of such Committee. Committee charters shall be reviewed periodically to reflect the activities of each of the respective Committees, changes in applicable law or regulation and other relevant considerations, and proposed revisions to such charters shall be approved by the full Board of Directors. If any Director ceases to be independent under the standards set forth herein while serving on any Committee whose members must be independent, he or she shall promptly resign from that Committee.

Committee Meetings

Each Committee Chair, in consultation with the Chair of the Board, shall establish agendas and set meetings at the frequency and length appropriate and necessary to carry out the Committee's responsibilities.

Any Director who is not a member of a particular Committee may attend any Committee meeting, unless otherwise requested by the Committee Chair. All Directors shall be entitled to receive information distributed in respect of any particular Committee meeting, unless (i) otherwise requested by the Committee Chair or (ii) the Director elects not to receive such materials.

Board Materials

Directors shall receive information and data that are important to their understanding of the businesses of the Company in sufficient time to prepare for meetings and in any event at least two business days prior to any regularly scheduled meeting in the case of a regular agenda item and as promptly as practicable thereafter with respect to any special agenda item. Information and data relating to matters to be addressed at a specially scheduled meeting shall be received by Directors as soon as practicable prior to the meeting. This material shall be as concise as possible while providing the requisite information; and it shall include highlights and summaries whenever appropriate. The material may be distributed by electronic means, regular mail, fax, courier, or overnight mail. However, it is recognized that certain circumstances may on occasion cause written materials to be unavailable in advance of the meeting.

Directors may request that the Chief Executive Officer or appropriate members of senior management present to the Board information on specific topics relating to the Company and its operations.

Board Conduct and Review

The Audit Committee shall periodically assess the Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers (the "Code") and the other policies referred to in or constituting part of the Company's Code of Ethics (as defined in the Code) to assure that each of them addresses appropriate topics, contains compliance standards and procedures, and comports with relevant law and NYSE listing rules. Members of the Board of Directors shall act at all times in accordance with the requirements of the Code of Ethics, which shall be applicable to each Director. The Board may not waive the application of the Code of Ethics for any Executive Officer or Director, but may determine that the substantive requirements of the Code of Ethics are not contravened by a particular set of circumstances.

The Nominating/Corporate Governance Committee shall conduct an annual review and evaluation of the conduct and performance of the Board, its members, the Board's standing committees and their members based upon completion by each Director of an evaluation form circulated annually, that includes, among other things, an assessment of:

- The composition and independence of the Board and each standing committee of which such Director is a member;
- Access to and review of information from management by the Board and each standing committee of which a Director is a member, and the quality of such information;
- The performance of the members of the Board and each standing committee of which such Director is a member;
- The Board's responsiveness to shareholder concerns;
- Maintenance and implementation of the Company's Code of Ethics; and

- Maintenance and implementation of these Guidelines.

The review shall seek to identify specific areas, if any, in need of improvement or strengthening and the results shall be summarized in a report delivered by the Nominating/Corporate Governance Committee to the full Board annually. The Board shall discuss the report and consider any recommendations set forth therein. The Board may request that any member who receives unfavorable performance reviews from at least a majority of the other members of the Board or any committee upon which he or she serves resign from the Board or any such committee.

Service on the board of directors of any company by the Chief Executive Officer or any other member of the Company's senior management shall be approved by the Nominating/Corporate Governance Committee prior to the commencement of service on any such board.

Selection and Orientation of Directors

The Board shall be responsible for identifying candidates for membership on the Board. Prospective candidates for Director shall be initially identified by the Chair of the Board or any Director, shall be interviewed by members of the Nominating/Corporate Governance Committee and shall be recommended by that committee to the full Board for its consideration and approval. Invitations for membership on the Board shall be extended by the Chair of the Board or such other person as may be designated by the Nominating/Corporate Governance Committee.

The Board recognizes that it is important for the Board to balance the benefits of continuity with the benefits of fresh viewpoints and experience. In selecting Directors, whether new candidates or continuing Directors, the Board shall give the highest priority to meeting the standards and qualifications set forth at the beginning of these Guidelines. In this connection, the Board shall seek candidates whose occupation, service on other boards, or other time constraints will not adversely affect their ability to dedicate the requisite time to service on this Board.

The Nominating/Corporate Governance Committee, working with the Company's senior management, shall provide appropriate orientation programs for new Directors, which shall be designed both to familiarize new Directors with the full scope of the Company's businesses and key challenges and to assist new Directors in developing and maintaining the skills necessary or appropriate for the performance of their responsibilities. The Nominating/Corporate Governance Committee, working with the Company's senior management, shall also periodically provide materials or briefing sessions for all Directors on subjects that would assist them in discharging their duties and manage for visits to the Company's key facilities. The Company shall offer annually to pay the costs for each Director attending and participating in one professionally sponsored conference or educational program designated to familiarize directors of publicly held companies with their duties and responsibilities.

Director Compensation

The Compensation Committee shall review annually the Directors' compensation package and make recommendations as appropriate to the full Board. Director compensation should be sufficient to enable the Company to attract talented and qualified individuals to serve on the Board and its standing Committees. Director compensation must be the sole remuneration from the Company for members of the Audit, Compensation, and Nominating/Corporate Governance Committees.

Communications with Third Parties

Generally, the Chief Executive Officer, the Chief Financial Officer or one of their designees shall be the chief spokesperson for the Company, except under extraordinary circumstances, in which event the Chair and/or the Lead Director shall serve as the spokesperson for the Company.

Repricing Stock Options

The Company shall not reprice any stock options.

Age, Term and Other Limits

These Guidelines have been adopted to promote high standards of professionalism and commitment in regards to service by the Company's Directors and Executive Officers. Accordingly, the Board believes that arbitrary restrictions on the number of directorships that a Director may hold, the number of terms a Director may serve or the maximum age of any Director are unnecessary.

Corporate Governance Guidelines

The Nominating/Corporate Governance Committee shall reevaluate, no less frequently than annually, these Guidelines and recommend to the Board such revisions as it deems necessary or appropriate for the Board to discharge its responsibilities more effectively.

If the Board ascertains at any time that any of the Guidelines set forth herein are not in full force and effect, the Board shall take such action as it deem reasonably necessary to assure full compliance as promptly as practicable.

Copies of the current version of these Guidelines, the Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers, the Code of Ethics for Senior Financial Officers and the charter for each standing Committee of the Board shall be posted on the Company's website.

APPENDIX II

NATIONAL-OILWELL, INC.
("Company")

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Adopted by the Board of Directors on April 3, 2003

I. Audit Committee Purpose

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, accounting and legal compliance and disclosure controls and procedures.
- Select and appoint the Company's independent auditors, pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company's independent auditors, and establish the fees and other compensation to be paid to the independent auditors.
- Monitor the independence and performance of the Company's independent auditors and internal auditing function.
- Establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and provide an avenue of communication among the independent auditors, management, the internal auditing function and the Board of Directors.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct and confidential access to the independent auditors as well as officers and employees of the Company. The Committee has the authority to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. The Company shall at all times make adequate provisions for the payment of all fees and other compensation, approved by the Committee, to the Company's independent auditors in connection with the issuance of its audit report, or to any consultants or experts employed by the Committee.

II. Audit Committee Composition and Meetings

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall meet the independence and experience requirements of the Securities and Exchange

Commission, the New York Stock Exchange and the Corporate Governance Guidelines of the Board (as each may be modified or supplemented). All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements of the sort published by the Company at the time of their appointment to the Committee, and at least one member of the Committee shall have accounting or related financial management expertise and qualify as an "audit committee financial expert" in accordance with the requirements of the Securities and Exchange Commission and other applicable rules (as may be modified or supplemented).

No Director may serve as a member of the Committee if such Director serves on the audit committee of more than two other public companies.

Committee members shall be appointed by the Board. If a Committee Chair is not designated by the Board or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. A majority of the members of the Committee shall constitute a quorum. The Committee may act by unanimous written consent, when deemed necessary or desirable by the Committee or its Chair.

The Committee shall meet privately in executive session at least four times annually with management, the manager of internal auditing, the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, shall communicate with management and the independent auditors quarterly to review the Company's financial statements and significant findings based upon the independent auditors' review procedures.

The Chair of the Committee, with input from the other members of the Committee as well as the Chief Financial Officer, the General Counsel, the Internal Audit Group, the Risk Mitigation Group and the independent auditor, shall develop the agenda for each Committee Meeting.
The Committee shall not be authorized to create any subcommittees.

III. Audit Committee Responsibilities and Duties

Review Procedures

1. Review the Company's annual audited financial statements prior to filing or release, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Review should include discussion with management and the independent auditors of significant issues regarding critical accounting estimates, accounting principles, practices and judgments, including, without limitation, a review with the independent auditors of any auditor report to the Committee required under rules of the Securities and Exchange Commission (as may be modified or supplemented). Review should also include review of the independence of the independent auditors (see item 11 below) and a discussion with the independent auditors of the conduct of their audit (see item 12 below). Based on such review determine whether to recommend to the Board that the annual audited financial statements be included in the Company's Annual Report filed under the rules of the Securities and Exchange Commission.

2. In consultation with management, the independent auditors and the internal auditors, consider the integrity of the Company's financial reporting processes and controls.

Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors and the internal audit function together with management's responses. Review any significant changes to the Company's auditing and accounting policies. Resolve disagreements, if any, between management and the independent auditors.

3. Review with financial management and the independent auditors the Company's quarterly earnings releases and financial statements prior to filing or release. The Committee may designate a member of the Committee to represent the entire Committee for purposes of this review.

4. Review any exceptions to the certifications required of the Chief Executive Officer and Chief Financial Officer in connection with the filings of annual and quarterly financial statements with the Securities and Exchange Commission.

5. Periodically review and discuss financial information and earnings guidance provided to analysts and rating agencies. The Committee may designate a member of the Committee to represent the entire Committee for purposes of this review.

6. Review and reassess the adequacy of this Charter at least annually and submit any recommended changes herein to the Board at its fourth regularly scheduled meeting in each year. Submit the Charter to the Board of Directors for approval and cause the Charter to be approved at least once every three years in accordance with the regulations of the Securities and Exchange Commission and the New York Stock Exchange (as may be modified or supplemented).

Independent Auditors

7. The Company's independent auditors are directly accountable to the Committee and the Board of Directors. The Committee shall review the independence and performance of the independent auditors, annually appoint the independent auditors and approve any discharge of auditors when circumstances warrant.

8. The Committee shall set clear hiring policies for employees or former employees of the independent auditors.

9. Approve the fees and other significant compensation to be paid to the independent auditors.

10. Approve the independent auditors' annual audit plan, including scope, staffing, locations and reliance upon management and the internal audit function.

11. On an annual basis, review and discuss with the independent auditors all significant relationships the auditors have with the Company that could impair the auditors' independence. Such review should include receipt and review of a report from the independent auditors regarding their independence consistent with Independence Standards Board Standard I (as may be modified or supplemented). All engagements for non-audit services by the independent auditors must be approved by the Committee prior to the commencement of services. The Committee may designate a member of the Committee to represent the entire Committee for purposes of approval of non-audit services, subject to review by the full Committee at the next regularly scheduled meeting. The Company's independent auditors may not be engaged to

perform prohibited activities under the Sarbanes-Oxley Act of 2002 or the rules of the Public Company Accounting Oversight Board or the Securities and Exchange Commission.

12. Prior to filing or releasing annual financial statements, discuss the results of the audit with the independent auditors, including a discussion of the matters required to be communicated to audit committees in accordance with SAS 61 (as may be modified or supplemented). Prior to filing or releasing quarterly unaudited financial statements, discuss the independent auditors matters required to be communicated to audit committees in accordance with SAS 71 (as may be modified or supplemented).

13. Obtain from the independent auditors assurance that Section 10A of the Securities Exchange Act of 1934 (which requires, among other things, that audits shall include procedures relative to the detection of illegal acts and the identification of material related party transactions and sets forth the required response to audit discoveries) has not been implicated.

14. Consider the independent auditors' judgment about the quality and appropriateness of the Company's accounting principles, including acceptable alternatives and critical accounting estimates as applied in its financial reporting.

Internal Audit Function and Legal Compliance

15. Review the budget and activities of the Company's internal audit function, audit plans, procedures and result, and coordination with independent auditors. Regularly review the continued overall effectiveness of the internal audit function as required under relevant law and New York Stock Exchange Listing Standards.

16. Review significant reports prepared by the internal audit department together with management's response and follow-up to these reports.

17. Review reports received by the Company's Risk Mitigation Group with respect to complaints regarding accounting, internal accounting controls, disclosure controls and procedures, auditing matters or violations of the Company's Code of Ethics (as defined in the Company's Code of Business Conduct for Members of the Board of Directors and Executive Officers)(collectively, "Complaints").

18. On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

19. Review and assess at least annually the Company's Code of Ethics, recommend changes in the Code of Ethics as conditions warrant and confirm that management has established a system to monitor compliance with the Code of Ethics by officers and relevant employees of the Company.

20. Review management's monitoring of the Company's compliance with the Code of Ethics, and confirm that management has a review system in place to maximize the likelihood that the Company's financial statements, reports, other financial information and disclosures disseminated to governmental organizations and the public satisfy applicable legal requirements.

21. Facilitate and review, as appropriate, the Company's procedures for the receipt, retention and treatment of Complaints received by the Company from (a) Company employees through the Company's Risk Mitigation Group or (b) Company employees or others through confidential, anonymous submission(s) to a post office box (or confidential e-mail) directly to the Chair of the Audit Committee.

22. Confirm that any action requested by the Chair in respect of any alleged Complaint has been taken as requested by the Committee.

23. Serve as the Board's qualified legal compliance committee pursuant to which an attorney for the Company may report purported evidence of a material violation of securities law, breach of fiduciary duty or similar violation by the Company or one of its agents.

Other Audit Committee Responsibilities

24. Annually prepare the report to shareholders as required by the roles of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

25. Review and approve all related-party transactions.

26. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

27. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

28. The Committee shall be evaluated through the annual evaluation process conducted by the Nominating/Corporate Governance Committee.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles, which is the responsibility of management and the independent auditors. It is also the responsibility of management to assure compliance with laws and regulations and the Company's corporate policies with oversight by the Committee in the areas covered by this Charter.

NATIONAL-OILWELL, INC.
("Company")

CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Adopted by the Board of Directors on April 3, 2003

I. Compensation Committee Purpose

The Compensation Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Discharge the Board's responsibilities relating to compensation of the Company's directors and executive officers.
- Approve and evaluate all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.
- Administer all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

The Committee has the authority, at the Company's expense and to the extent it deems necessary or appropriate, to retain special legal, compensation or other consultants to advise the Committee. The Company shall at all times make adequate provisions for the payment of all fees and other compensation, approved by the Committee, to any consultants or experts employed by the Committee. The Committee may request any officer or employee of the Company or the Company's counsel to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.

II. Compensation Committee Composition and Meetings

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall meet the independence requirements of the Securities and Exchange Commission, the New York Stock Exchange and the Corporate Governance Guidelines of the Board (as each may be modified or supplemented) and the definition of "Outside Director" as defined in section 162(m) of the Internal Revenue Code.

Committee members shall be appointed by the Board. If a Committee Chair is not designated by the Board or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. A majority of the members of the Committee shall constitute a quorum. The Committee may act by unanimous written consent, when deemed necessary or desirable by the Committee.

The Chair of the Committee, with input from the other members of the Committee and the representatives of the Company's senior management designated by the Chief Executive Officer, shall develop the agenda for each Committee meeting.

The Committee shall not be authorized to create any subcommittees.

III. Compensation Committee Responsibilities and Duties

1. Equity-based Plans. The Committee shall make recommendations to the Board with respect to incentive-compensation plans and equity-based plans for all employees.

2. Stock Plan Administration. The Committee shall have full and final authority in connection with the administration of all plans of the Company under which shares of common stock or other equity securities of the Company may be issued to directors and executive officers. In furtherance of the foregoing, the Committee shall, in its sole discretion, grant options and make awards of shares under the Company's stock plans.

3. Director Compensation. The Committee shall assess the adequacy and suitability of the Company's compensation plan for members of its Board, at the time of the fourth regularly scheduled Board meeting in each year. In carrying out this responsibility, the Committee shall consider whether the Company's director compensation plan is sufficient to enable the Company to attract talented and qualified individuals to serve on the Board and its standing committees. Where the Committee considers it appropriate, the Committee may engage compensation consultants to evaluate the adequacy of the Company's director compensation plan. The Committee shall prepare, as appropriate, modifications to the current director compensation plan and submit any such modifications to the full Board for its disposition.

4. Chief Executive Officer ("CEO") Compensation and Goals. The Committee shall annually review and approve corporate goals and objectives relevant to CEO compensation, solicit input from all directors of the Company at the fourth regularly scheduled Board meeting in each year, evaluate the CEO's performance in light of those goals and objectives, recommend to the non-management members of the Board the CEO's total annual compensation package at the first regularly scheduled Board meeting in the following year and thereafter the Chair of the Committee shall provide development feedback to the CEO. In determining the long-term incentive component of CEO compensation, the Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

5. Approval of Other Executive Officer Compensation. Following the first regularly scheduled Board meeting in each year, the Committee shall review with the CEO and approve for the executive officers of the Company other than the CEO: (a) annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements, and change in control agreements/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits.

6. Annual Report on Executive Officer Compensation. The Committee shall produce the annual report on executive officer compensation for inclusion in the proxy statement of the Company.

7. Other Activities. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or the Board deems necessary or appropriate, including a review and assessment of this Charter at least annually and the submission of any recommended changes therein to the Board at its fourth regularly scheduled meeting in each year.

8. Committee Minutes and Reports. Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

9. Section 16(b) Approvals. Pre-approve all transactions in the Company's securities, by and between the Company and any director and executive officer of the Company, for which exemptive treatment from Section 16(b) of the Exchange Act is sought.

10. Evaluations. This Committee shall be evaluated through the annual evaluation process administered by the Nominating/Corporate Governance Committee.

APPENDIX IV

NATIONAL-OILWELL, INC.
("Company")

CHARTER OF THE NOMINATING/CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

Adopted by the Board of Directors on April 3, 2003

I. *Nominating/Corporate Governance Committee Purpose*

The Nominating/Corporate Governance Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Ensure that the Board and its Committees are appropriately constituted so that the Board and Directors may effectively meet their fiduciary obligations to shareholders and the Company.
- Identify individuals qualified to become Board members and recommend to the Board the Director nominees for the next annual meeting of shareholders and candidates to fill vacancies in the Board.
- Recommend to the Board annually the Directors to be appointed to Board committees.
- Monitor, review, and recommend when necessary, any changes to the Corporate Governance Guidelines.
- Monitor and evaluate annually how effectively the Board and the Company have implemented the policies and principles of the Corporate Governance Guidelines.

The Committee has the authority, at the Company's expense, to retain (and terminate as necessary) any search firm used to identify director candidates and shall have sole authority to approve such search firm's fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors it deems necessary in the performance of its duties. The Company shall at all times make adequate provisions for the payment of all fees and other compensation, approved by the Committee, to any consultants or experts employed by the Committee. The Committee may request any officer or employee of the Company or the Company's counsel to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.

II. Nominating/Corporate Governance Committee Composition and Meetings

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall meet the independence requirements of the Securities and Exchange Commission, the

New York Stock Exchange and the Corporate Governance Guidelines of the Board (the "Guidelines") (as each may be modified or supplemented).

Committee members shall be appointed by the Board. If a Committee Chair is not designated by the Board or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. A majority of the members of the Committee shall constitute a quorum. The Committee may act by unanimous written consent, when deemed necessary or desirable by the Committee or its Chair.

The Chair of the Committee, with input from the other members of the Committee and the representatives of the Company's senior management designated by the Chief Executive Officer, shall develop the agenda for each Committee meeting.

The Committee shall not be authorized to create any subcommittees.

III. Nominating/Corporate Governance Committee Responsibilities and Duties

Recommend Nominees for Election as Directors

The Committee shall recommend to the Board the Director nominees for the next annual meeting of shareholders and persons to fill vacancies in the Board that occur between meetings of shareholders. In carrying out this responsibility, the Committee shall:

1. Determine the desired Board skills and attributes and, when appropriate, conduct searches for prospective Board members whose skills and attributes reflect those desired and consider candidates suggested by shareholders.

2. Interview prospective candidates and ascertain whether they meet the qualifications for director set forth in the Guidelines.

3. Secure approval by the entire Board of each nominee for election as a Director or person selected to fill a vacancy on the Board.

4. Approve extending an invitation to join the Board if the invitation is proposed to be extended by any person other than the Chair of the Committee.

Recommend Appointments

5. The Committee, in consultation with the Chair of the Board, and after considering the desires, experience and expertise of individual Directors, shall make a recommendation and report to the Board regarding the assignment of Directors to Committees, including the designation of Committee Chairs. Committees and their Chairs shall be appointed by the Board of Directors annually at the annual organizational meeting of the Board of Directors. It is the Board's policy that only Directors who at all times meet the independence and other requirements of applicable law, listing requirements and the Guidelines shall serve on the Company's standing Committees.

6. Annually, the Committee shall appoint an independent Director to serve as the Company's Lead Director.

Evaluate the Board, its Committees and their Members

The Committee shall conduct an annual review and evaluation of the conduct and performance of the Board, its members, the Board's committees and their members based upon completion by each director of an evaluation form circulated in connection with the second regularly scheduled Board meeting in each year. The evaluation form shall include questions designed to solicit an assessment of:

7. The composition and independence of the Board and each committee of which a Director is a member.

8. Access to and review of information from management by the Board and each committee on which a Director is a member, and the quality of such information.

9. The performance of the members of the Board and each committee of which each Director is a member.

10. The Board's responsiveness to shareholder concerns.

11. Maintenance and implementation of the Company's Code of Ethics (as defined in Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officer).

12. Maintenance and implementation of the Guidelines.

The review shall seek to identify specific areas, if any, in need of improvement or strengthening and the results shall be summarized in a report by the Committee that is presented to the full Board during the fourth regularly scheduled Board meeting in each year. The Board shall discuss the report and consider any recommendations set forth therein. The Board may request that any member who receives unfavorable performance reviews from at least a majority of the other members of the Board or any committee upon which he or she serves resign from the Board or any such committee.

Monitor and Evaluate the Corporate Governance Guidelines

The Committee shall annually review the Guidelines. In carrying out this responsibility, the Committee shall:

13. Determine whether the Guidelines are being effectively adhered to and implemented.

14. Ensure that the Guidelines are appropriate for the Company and comply with applicable laws, regulations and listing standards.

15. Recommend any desirable changes in the Guidelines to the Board during the fourth regularly scheduled Board meeting in each year.

16. Consider any other corporate governance issues that may arise from time to time, and develop appropriate recommendations to the Board.

Board Orientations and Continuing Education

17. The Committee, working with the Company's senior management, shall be responsible for the development of an orientation program for new Directors, which shall be designed both to familiarize new Directors with the full scope of the Company's business and key challenges and to assist new Directors in developing and maintaining the skills necessary or appropriate for the discharge of their responsibilities. The program should include background material, meetings with senior management and visits to the Company's key facilities.

Review of Management Succession Plans

18. The Committee shall be responsible for planning for succession in the senior management ranks of the Company, including the office of Chief Executive Officer. The Chief Executive Officer shall report to the Committee at the time of the fourth regularly scheduled Board meeting in each year regarding the processes in place to identify talent within the Company to succeed to senior management positions and the information developed during the current calendar year pursuant to those processes.

Other Nominating/Corporate Governance Committee Responsibilities

The Committee shall discharge the following additional responsibilities:

19. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or the Board deems necessary or appropriate, including a review and assessment of this Charter at least annually and the submission of any recommended changes therein to the Board at its fourth regularly scheduled meeting in each year.

20. Consider at least annually and recommend to the Board during the third regularly scheduled Board meeting in each year suggested changes, if any, in the size of the Board.

21. Review the corporate governance disclosures in the Company's proxy statement for each annual meeting of shareholders.

22. Approve service by the Chief Executive Officer or any other member of senior management on the board of directors of any company if the Committee deems such service appropriate and desirable under the circumstances.

23. Receive, evaluate and formulate a recommendation to the Board regarding any resignation letter received from a non-management director upon his or her resignation or retirement from, or termination of, his or her principal current employment, or other similar change in professional occupation or association.

24. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

Appendix V

NATIONAL-OILWELL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS FOR MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Adopted by the Board of Directors on April 3, 2003

The Board of Directors (the "Board") of National-Oilwell, Inc. (the "Company") has adopted the following Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers (this "Code"). This Code is intended to focus the Board, each Director, Company management, and each Executive Officer on areas of ethical risk, provide guidance to Directors and management to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each Director and Executive Officer must comply with the letter and spirit of this Code. This Code, the Company's Business Ethics Policy, Conflict of Interest Policy, Policy Regarding Employee Inventions and Confidential Information, Improper Business Payments Policy, Policy Regarding U.S. Antitrust Laws, Code of Ethics for Senior Financial Officers and Policy on Insider Trading, in the aggregate constitute the Company's Code of Ethics.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for Directors and Executive Officers. Directors and Executive Officers are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chair of the Audit Committee, who may consult with legal counsel as appropriate.

Executive Officers of the Company, including Directors who also serve as Executive Officers of the Company should read this Code in conjunction with the Company's Business Ethics Policy.

1. Conflict of Interest.

A "conflict of interest" occurs when a Director's or Executive Officer's private interest interferes in any way, or appears to interfere, with the interests of the Company as a whole. Conflicts of interest also arise when a Director or Executive Officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a Director or Executive Officer of the Company. Loans or guarantees of obligations may create conflicts of interest; therefore, the Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of Directors or Executive Officers or a member of his or her family.

Directors and Executive Officers must avoid conflicts of interest with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chair of the Audit Committee.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which Directors and Executive Officers must refrain, however, are set out below.

- *Relationship of Company with third parties.* Directors and Executive Officers may not engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

- *Compensation from non-Company sources.* Directors and Executive Officers may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

- *Gifts.* Directors and Executive Officers and members of their families may not offer, give or receive gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence the Directors' or Executive Officers' actions as members of the Board and senior management of the Company, or where acceptance of the gifts could create the appearance of a conflict of interest.

2. Corporate Opportunities.

Directors and Executive Officers owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Executive Officers, and Directors when an opportunity that relates to the Company's business has been presented to the Directors solely by the Company or its agents and until such time as the Company has determined that it will not pursue the opportunity, are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or the Director's or Executive Officer's position; (b) using the Company's property, information, or position for personal gain; or (c) personally competing with the Company, directly or indirectly, for business opportunities. However, if it has been determined that the Company will not pursue an opportunity that relates to the Company's business, a non-management Director may do so.

3. Confidentiality.

Directors and Executive Officers must maintain the confidentiality of information entrusted to them by the Company or its customers, and any other confidential information about the Company that comes to them, from whatever source, in their capacity as Director or Executive Officer, except when disclosure is authorized or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

4. Protection and Proper Use of Company Assets.

Theft, carelessness and waste of assets have a direct impact on the Company's profitability. Directors and Executive Officers shall protect the Company's assets and ensure their efficient use.

5. Fair Dealing.

The conduct required by fair dealing requires honesty in fact and the observance of reasonable commercial standards of fair dealing. Directors and Executive Officers shall deal fairly and oversee fair dealing by employees and officers with the Company's directors, officers, employees, customers, suppliers and competitors. None should do anything that could be interpreted as dishonest or outside reasonable commercial standards of fair dealing.

6. Compliance with Laws, Rules and Regulations.

Directors and Executive Officers shall comply, and oversee compliance by employees, officers and other directors, with all laws, rules and regulations applicable to the Company.

7. Compliance with this Code Cannot be Waived.

While compliance with this Code cannot be waived by the Board or any Committee of the Board, the Board may, upon a favorable recommendation from its Audit Committee, determine that a proposed course of conduct does not contravene the substantive requirements of this Code.

8. Encouraging the Reporting of any Illegal or Unethical Behavior.

Directors and Executive Officers should promote ethical behavior and take steps to create a working environment at the Company that: (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules, regulations or the Company's Code of Ethics to appropriate personnel; and (c) fosters the understanding among employees that the Company will not permit retaliation for reports made in good faith.

9. Failure to Comply; Compliance Procedures.

A failure by any Director or Executive Officer to comply with the laws or regulations governing the Company's business, this Code or any other Company policy or requirement may result in disciplinary action, and, if warranted, legal proceedings. Directors and Executive Officers should communicate any suspected violations of this Code promptly to the Chair of the Audit Committee. Violations will be investigated by the Audit Committee or by a person or persons designated by the Audit Committee and appropriate action will be taken in the event of any violations of this Code.

10. Annual Review.

Annually, each Director and Executive Officer shall provide written certification that he or she has read and understands this Code and its contents and that he or she has not violated, and is not aware that any other Director or Executive Officer has violated, this Code.

NATIONAL-OILWELL, INC.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Adopted by the Board of Directors on April 3, 2003

As **[specify title]** of National-Oilwell, Inc. (the "Company"), I certify that I will adhere to the following principles and responsibilities, as well as the Company's Policy on Business Ethics and other legal and compliance policies and procedures (collectively the "Code"):

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships;
- To the best of my knowledge and abilities, I will provide other officials and constituents of the Company information that is full, fair, complete, objective, timely and understandable;
- To the best of my knowledge and abilities, I will comply with rules and regulations of U.S. and non-U.S. governmental entities, as well as other private and public regulatory agencies to which the Company is subject;
- Act at all times in good faith, responsibly, with due care, competence and diligence, and without any misrepresentation of material facts;
- Act objectively, without allowing my independent judgment to be subordinated;
- Respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;
- Share my knowledge and skills with others to improve the Company's communications to its constituents;
- Promote ethical behavior among employees under my supervision at the Company;
- Promptly report to the Chair of the Audit Committee of the Board of Directors of the Company any violations of the Code; and
- Protect the Company's assets and ensure their efficient use.

____
Employee:
Date:

Appendix A

Annual Report to Stockholders

FORM 10-K

As amended by Form 10K/A filed April 14, 2003
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark one)
[✓] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12317

NATIONAL-OILWELL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**76-0475815**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

10000 Richmond Avenue
Houston, Texas
77042-4200

(Address of principal executive offices)

(713) 346-7500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01	**New York Stock Exchange**
(Title of Class)	*(Exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES √ NO ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [√] No [ ]

As of March 3, 2003, 84,224,527 common shares were outstanding. Based upon the closing price of these shares on the New York Stock Exchange and, excluding solely for purposes of this calculation 4,140,609 shares beneficially owned by directors and executive officers, the aggregate market value of the common shares of National-Oilwell, Inc. held by non-affiliates was approximately $1.8 billion.

Documents Incorporated by Reference

Portions of the Proxy Statement in connection with the 2003 Annual Meeting of Stockholders are incorporated in Part III of this report.

Item 1. Business

GENERAL

National Oilwell designs, manufactures and sells comprehensive systems, components, and products used in oil and gas drilling and production, as well as distributes products and provides services to the exploration and production segment of the oil and gas industry.

Our Products and Technology segment designs and manufactures complete land drilling and workover rigs, as well as drilling related systems on offshore rigs. Technology has increased the desirability of one vendor assuming responsibility for the entire suite of components used in the drilling process, as mechanical and hydraulic components are replaced by or augmented with integrated computerized systems. In addition to traditional components such as drawworks (the hoisting winch used to raise and lower drill pipe), mud pumps (used to circulate drilling fluids), top drives (used to turn drill pipe) derricks, cranes, jacking and mooring systems (used to raise, lower and anchor offshore jackup drilling rigs), and other structural components, we provide automated pipehandling, control and electrical power systems. We have also developed new technology for drawworks and mud pumps applicable to the highly demanding offshore markets.

Non-capital products produced by our Products and Technology segment include drilling motors and specialized downhole tools that are sold or rented, spare parts and service on the large installed base of our equipment, expendable parts for mud pumps and other equipment, and smaller downhole, progressive cavity and transfer pumps.

Our Distribution Services segment provides maintenance, repair and operating supplies and spare parts to drill site and production locations throughout North America and to offshore contractors worldwide. Increasingly, this business also is expanding to locations outside North America, including the Middle East, Southeast Asia, and South America. Using our information technology platforms and processes, we can provide complete procurement, inventory management, and logistics services to our customers.

BUSINESS STRATEGY

National Oilwell's business strategy is to enhance its market positions and operating performance in the upstream oil and gas business by:

Leveraging our Capital Equipment Installed Base

We believe our market position and comprehensive product offering present substantial opportunities to capture a significant portion of expenditures for the construction of new drilling rigs and equipment as well as the upgrade and refurbishment of existing drilling rigs and equipment. Over the next few years, the advanced age of the existing fleet of drilling rigs, coupled with drilling activity involving greater depths and extended reach, is expected to generate demand for new equipment. National Oilwell's automation and control systems offer the potential to improve the performance of new and existing drilling rigs. The large installed base of our equipment also provides recurring demand for spare parts and expendable products necessary for proper and efficient operation.

Expanding our Non-Capital Products Business

Our non-capital equipment revenues continue to represent over half of our products and technology business. We rent and sell high-performance drilling motors and downhole tools and in the manufacture of certain expendable products and spare parts needed in the drilling and production process. We believe additional expansion in the non-capital upstream oil and gas industry would be beneficial to our business and our customers.

Furthering our Information Technology and Process Improvement Strategy

National Oilwell has developed an integrated information technology and process improvement strategy to enhance procurement, inventory management and logistics activities. As a result of the need to improve industry efficiency, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers to achieve cost and capital improvements. We believe we are well positioned to provide these services as a result of our:

- large and geographically diverse network of distribution service centers in major oil and gas producing areas;
- strong relationship with a large community of industry suppliers;
- knowledge of customers procurement processes, suppliers capabilities and products performance; and
- information systems that offer customers and suppliers enhanced capabilities.

In addition, the integration of our distribution expertise, extensive network and growing base of customer alliances provides an increased opportunity for cost-effective marketing of our manufactured parts and equipment.

Continuing our Acquisitions Strategy

We believe the oilfield service and equipment industry will continue to experience consolidation as businesses seek to align themselves with other market participants in order to gain access to broader markets and integrated product offerings. From 1997 through January 2003, National Oilwell has made a total of thirty-two acquisitions and plans to continue to participate in this trend. While none of our individual acquisitions have materially affected the development of our current business or the results of our operations, the aggregate effect has positively impacted our ability to provide complete drilling equipment systems to our customers.

OPERATIONS

Products and Technology

National Oilwell designs, manufactures and sells drilling systems and components for both land and offshore drilling rigs as well as complete land drilling and well servicing rigs. Mechanical components include drawworks, mud pumps, top drives, solids control equipment (used to remove particulates from drilling fluids), traveling equipment (hooks and blocks used to hoist and lower drill pipe) and rotary tables (used to rotate drill pipe). These components are essential to pump fluids and hoist, support and rotate the drill string. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. This equipment is installed on new rigs and often replaced during the upgrade and refurbishment of existing rigs.

We design and manufacture masts, derricks and substructures for use on land rigs and on fixed and mobile offshore platforms suitable for drilling applications to depths of up to 30,000 feet or more. Other products include cranes, jacking and mooring systems, reciprocating and centrifugal pumps and fluid end expendables for all major manufacturers' pumps. Our business includes the sale of replacement parts for our own manufactured machinery and equipment.

We also design and manufacture electrical systems and control and data acquisition systems for drilling related operations and automated and remotely controlled machinery for drilling rigs. Our control systems can control and monitor many simultaneous operations on a drilling rig and often form the basis for our state-of-the-art driller's cabin. Our automated pipe handling system provides an efficient and cost effective method of joining lengths of drill pipe or casing as does our iron roughneck. These and similar technologically advanced products can greatly improve the safety on rigs, often by reducing the number of persons working on the drilling floor.

While offering a complete line of conventional rigs, National Oilwell has extensive experience in providing rig designs to satisfy requirements for harsh or specialized environments. Such products include drilling and well servicing rigs designed for the Arctic, highly mobile drilling and well servicing rigs for jungle and desert use, modular well servicing rigs for offshore platforms and modular drilling facilities for North Sea platforms. We also design and produce fully integrated drilling equipment packages for offshore rigs.

National Oilwell designs and manufactures drilling motors, drilling jars and specialized drilling tools for rent and sale. We also design and manufacture a complete line of fishing tools used to remove objects stuck in the wellbore.

Distribution Services

National Oilwell provides distribution services through its network of approximately 150 distribution service centers. National Oilwell's distribution service centers are located throughout the oil and gas producing regions of North America, with 105 in the United States, 40 in Canada, and the remainder in various international locations. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for our proprietary equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, our distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support. In addition, we believe we have a competitive advantage in the distribution services business by distributing products manufactured by us and from the association of this business with our Products and Technology segment.

The supplies and equipment stocked by our distribution service centers vary by location. Each distribution point generally offers a large line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items.

Most drilling contractors and oil and gas companies typically buy supplies and equipment pursuant to non-exclusive contracts, which normally specify a discount from list price for each product or product category. Our goal is to create strategic alliances with our customers whereby we become the customer's primary supplier of those items. In certain cases, we assume responsibility for procurement, inventory management and product delivery for the customer, occasionally by working directly out of the customer's facilities.

We believe e-commerce brings a significant advantage to larger companies that are technologically proficient. During the last few years, we have invested over $20 million to improve our information technology systems. Our e-commerce system can interface directly with customers' systems to maximize efficiencies for us and for our customers. We believe we have an advantage in this effort due to our investment in technology, geographic size, knowledge of the industry and customers, existing relationships with vendors and existing means of product delivery.

Marketing

Substantially all of our capital equipment and spare parts sales, and a large portion of our smaller pumps and parts sales, are made through our direct sales force and distribution service centers. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. Our downhole products are generally rented and sold worldwide through our own sales force and through commissioned representatives. Distribution sales are made through our network of distribution service centers. Customers for our products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

Competition

The oilfield services and equipment industry is highly competitive and our revenues and earnings can be affected by price changes, introduction of new technologies and products and improved availability and delivery. National Oilwell's Products and Technology business segment competes with several companies in North America that have drilling products that compete directly with certain of our products. National Oilwell's Distribution Services business segment faces competition from various smaller regional competitors who leverage geographic strength in a particular market area, as well as other multinational distribution companies utilizing pricing power to compete. None of these competing companies dominate in any of the business segments in which we operate.

Manufacturing and Backlog

National Oilwell has manufacturing facilities located in the United States, Canada, Norway and China. The manufacture of parts or purchase of components is sometimes outsourced to qualified subcontractors. The manufacturing operations require a variety of components, parts and raw materials which we purchase from multiple commercial sources. We have not experienced and do not expect any significant delays in obtaining deliveries of materials.

Sales of products are made on the basis of written orders and oral commitments. Our backlog for equipment at recent year-ends has been:

December 31, 2002	$364 million (includes $170 million from the Hydralift ASA acquisition)
December 31, 2001	385 million
December 31, 2000	282 million

Distribution Suppliers

National Oilwell obtains products sold by its Distribution Services business from a number of suppliers, including our own Products and Technology segment. No single supplier of products is significant to our operations. We have not experienced and do not expect a shortage of products that we sell.

Engineering

National Oilwell maintains a staff of engineers and technicians to:

- design and test new products, components and systems for use in drilling and pumping applications;
- enhance the capabilities of existing products; and
- assist our sales organization and customers with special projects.

Our product engineering efforts focus on developing technology to improve the economics and safety of drilling and production processes, and to emphasize technology and complete drilling solutions.

Patents and Trademarks

National Oilwell owns or has a license to use a number of patents covering a variety of products. Although in the aggregate these patents are of importance, we do not consider any single patent to be of a critical or essential nature. In general, our business has historically relied upon technological capabilities, quality products and application of expertise rather than patented technology.

Employees

As of December 31, 2002, we had a total of 6,900 employees, 4,300 of whom were salaried and 2,600 of whom were paid on an hourly basis. Of this workforce, 1,300 employees are employed in Canada, 850 in Norway and 675 in other locations outside the United States.

Available Information Regarding our SEC Filings

Our corporate offices are located at 10000 Richmond Avenue, Houston, Texas 77042-4200. Our phone number at that location is (713) 346-7500 and our Internet address is www.natoil.com. Information we make public about our company, including all SEC required filings, is available to you, free of charge, at our Internet address.

RISK FACTORS

You should carefully consider the risks described below, in addition to other information contained or incorporated by reference herein. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Demand for Our Products is Dependent Upon the Price of Oil and Gas and the Willingness to Explore and Produce Oil and Gas.

National Oilwell is dependent upon the oil and gas industry and its willingness to explore for and produce oil and gas. The industry's willingness to explore and produce depends upon the prevailing view of future product prices. Many factors affect the supply and demand for oil and gas and therefore influence product prices, including:

- level of production from known reserves;
- cost of producing oil and gas;
- level of drilling activity;
- worldwide economic activity;
- national government political requirements;
- development of alternate energy sources; and
- environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors or production companies or in drilling or well servicing rig utilization rates, then demand for our products will decline.

The Price of Oil and Gas Affect Companies' Decisions to Explore and Produce Oil and Gas, and as a Result Affect Demand for Our Products.

Oil and gas prices have been volatile since 1990, ranging from $10 - $40 per barrel. Over the last three years, oil prices have generally ranged within $20 - $30 per barrel. Spot gas prices have also been volatile since 1990, ranging from less than $1.00 per mmbtu to above $10.00. Gas prices were moderate in 1998 and 1999, generally ranging from $1.80 to $2.50 per mmbtu. Gas prices in 2000 generally ranged from $4.00 - $8.00 per mmbtu. In the second quarter of 2001, gas prices came under pressure, generally ranging between $2.20 to $3.00 per mmbtu through the first quarter of 2002. Gas prices have generally ranged between $3.00 - $5.00 per mmbtu since that time.

Expectations for future oil and gas prices cause many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. Industry activity and our revenues have not responded to the higher commodity prices that have existed since the second quarter of 2002, presumably due to concerns that these prices will not continue in the current range. We cannot predict future oil and gas prices or the effect prices will have on exploration and production levels.

Competition in our Industry Could Ultimately Lead to Lower Revenues and Earnings.

The oilfield products and services industry is highly competitive. The following competitive actions can each affect our revenues and earnings:

- price changes;
- new product and technology introductions; and
- improvements in availability and delivery.

National Oilwell's Products and Technology business segment competes with several companies in North America that have drilling products that compete directly with certain of our products. National Oilwell's Distribution Services business segment faces competition from various smaller regional competitors who leverage geographic strength in a particular market area, as well as other multinational distribution companies utilizing pricing power to compete. None of these competing companies dominate any of the business segments in which we operate.

Because Some of Our Products are Used in Potentially Hazardous Activities, We Face Potential Product Liability and Warranty Claims.

Customers use some of our products in potentially hazardous drilling, completion and production applications that can cause:

- injury or loss of life;
- damage to property, equipment or the environment; and
- suspension of operations.

National Oilwell may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our equipment and services have been used. We are currently party to various legal and administrative proceedings. We cannot predict the outcome of these proceedings, nor can we guarantee any negative outcomes will not be significant to us.

The Location of Some of our Customers in Foreign Markets that may have Unstable Economies or Governments may have a Negative Impact on Our Revenues and Operating Results.

Some of our revenues depend upon customers in the Middle East, Africa, Southeast Asia, South America and other international markets. These revenues are subject to risks of instability of foreign economies and governments. Laws and regulations limiting exports to particular countries can affect our sales, and sometimes export laws and regulations of one jurisdiction contradict those of another.

National-Oilwell Sells Products and Services Outside the United States. Changes in Foreign Currency Exchange Rates Could Have a Negative Impact on our Revenues and Operating Results.

National Oilwell is exposed to the risks of changes in exchange rates between the U.S. dollar and foreign currencies. Our Norwegian companies enter into foreign exchange forward contracts, primarily between the Norwegian kroner and the US dollar, to hedge cash flows on certain significant contracts. Our decisions regarding the need for hedging foreign currencies in Norway and other countries can adversely affect our operating results.

Our Growth May Cause Difficulties Integrating Operations that We Acquire.

National Oilwell has acquired 32 companies since April 1997, including nine in 2001 and four in 2002. In addition, we acquired two other companies in January 2003. We do not know whether suitable acquisition candidates will be available on reasonable terms or if we will have access to adequate funds to complete any desired acquisition. In addition, we may not be able to successfully integrate the operations of the acquired companies. Combining organizations could interrupt the activities of some or all of our businesses and have a negative impact on operations.

Our Indebtedness Could Limit The Ability to Borrow Additional Funds and/or Make Us Vulnerable to General Adverse Economic and Industry Conditions.

In 1998, National Oilwell issued $150 million of 6⅞% unsecured senior notes due July 1, 2005. In 2001, we issued an additional $150 million of 6½% unsecured senior notes due March 15, 2011. In 2002, we issued $200 million of 5.65% unsecured senior notes due November 15, 2012. We also have a $175 million revolving line of credit and approximately $223 million in facilities, of which $91 million was available at December 31, 2002, under various borrowing arrangements of our wholly-owned foreign subsidiaries. Our leverage requires us to use some of our cash flow from operations for payment of interest on our debt. Our leverage may also make it more difficult to obtain additional financing in the future. Further, our leverage could make us more vulnerable to economic downturns and competitive pressures.

Item 2. Properties

National Oilwell owned or leased approximately 235 facilities worldwide as of December 31, 2002, including the following principal manufacturing and administrative facilities:

Location	Approximate Building Space (square foot)	Description	Status
Pampa, Texas	548,000	Manufactures drilling machinery and equipment	Owned
Houston, Texas	540,000	Manufactures downhole tools and mobile rigs	Owned
Houston, Texas	260,000	Manufactures drilling machinery and equipment	Leased
Carquefou, France	213,000	Manufactures offshore and marine handling equipment	Owned
Sugarland, Texas	190,000	Manufactures braking systems and generators	Owned
Galena Park, Texas	188,000	Manufactures drilling components and rigs	Owned
Houston, Texas	178,000	Manufactures electrical power systems	Owned
Edmonton, Alberta, Canada	162,000	Manufactures downhole tools	Owned
Kristiansand, Norway	157,000	Manufactures drilling and offshore equipment	Owned
Tulsa, Oklahoma	140,000	Manufactures pumps and expendable parts	Owned
McAlester, Oklahoma	117,000	Manufactures pumps and expendable parts	Owned
Houston, Texas	115,000	Administrative offices	Leased
Stavanger, Norway	87,000	Manufactures drilling components and systems	Leased
Calgary, Alberta, Canada	76,000	Manufactures coiled tubing units and wireline trucks	Owned
Molde, Norway	68,000	Manufactures marine handling equipment	Owned
Marble Falls, Texas	65,000	Manufactures drilling expendable parts	Owned
Stavanger, Norway	62,000	Manufactures drilling components and systems	Owned
Nisku, Alberta, Canada	59,000	Manufactures drilling machinery and equipment	Owned
Edmonton, Alberta, Canada	57,000	Manufactures drilling machinery and equipment	Owned

We own or lease 65 satellite repair and manufacturing facilities that refurbish and manufacture new equipment and parts and approximately 150 distribution service centers worldwide. We believe the capacity of our facilities is adequate to meet demand currently anticipated for 2003.

Item 3. Legal Proceedings

National Oilwell has various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such proceedings will not have a material adverse effect on our consolidated financial statements.

Item 4. Submission Of Matters To A Vote Of Security Holders

No matters were submitted to a vote of security holders during the quarter ended December 31, 2002.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market Information

National Oilwell common stock is listed on the New York Stock Exchange (ticker symbol: NOI). The following table sets forth the stock price range during the past three years:

	2002		2001		2000	
Quarter	High	Low	High	Low	High	Low
First	$ 26.25	$ 16.43	$ 40.50	$ 33.65	$ 31.38	$ 14.25
Second	28.81	20.91	39.55	26.80	32.89	22.94
Third	21.29	15.19	25.74	12.91	37.50	27.25
Fourth	23.31	17.69	20.86	13.85	39.19	28.25

As of March 3, 2003, there were 537 holders of record of National Oilwell common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of record so the actual number is unknown but significantly higher. National Oilwell has never paid cash dividends, and none are anticipated during 2003.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of our fiscal year ended December 31, 2002, with respect to compensation plans under which our common stock may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by security holders	3,790,496	$21.99	4,219,162
Equity compensation plans not approved by security holders	0	0	0
Total	3,790,496	$21.99	4,219,162

(1) Shares could be issued other than upon the exercise of stock options, warrants or rights; however, none are anticipated during 2003. On February 14, 2003, we issued 977,500 stock options at an exercise price of $20.14.

Item 6. Selected Financial Data

Data for periods prior to 2000 shown below is restated to combine IRI International and Dupre' results pursuant to pooling-of-interests accounting.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands of U.S. dollars, except per share amounts)				
Operating Data:					
Revenues	$ 1,521,946	$ 1,747,455	$ 1,149,920	$ 839,648	$ 1,449,248
Operating income (1)	134,323	189,277	48,456	1,325	139,815
Income (loss) before taxes	112,465	168,017	27,037	(14,859)	125,021
Net income (loss) (2)	73,069	104,063	13,136	(9,385)	81,336
Net income (loss) per share					
Basic (2)	0.90	1.29	0.17	(0.13)	1.19
Diluted (2)	0.89	1.27	0.16	(0.13)	1.19
Other Data:					
Depreciation and amortization	25,048	38,873	35,034	25,541	20,518
Capital expenditures	24,805	27,358	24,561	17,547	39,246
Balance Sheet Data:					
Working capital	768,852	631,257	480,321	452,015	529,937
Total assets	1,968,662	1,471,696	1,278,894	1,005,715	1,091,028
Long-term debt, less current maturities	594,637	300,000	222,477	196,053	222,209
Stockholders' equity	933,364	867,540	767,206	596,375	603,568

(1) In connection with the IRI International Corporation merger in 2000, we recorded charges of $14.1 million related to direct merger costs, personnel reductions, and facility closures and inventory write-offs of $15.7 million due to product line rationalization. In 1998, a $17.0 million charge was recorded related to personnel reductions and facility closures and a $5.6 million charge related to the write-down of certain tubular inventories.

(2) We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective January 1, 2002. The effects of not amortizing goodwill and other intangible assets in periods prior to the adoption of SFAS 142 would have resulted in net income (loss) of $115.0 million, $23.1 million, $(4.0) million and $84.8 million for the years ended December 31, 2001, 2000, 1999,and 1998, respectively; basic earnings per common share of $1.42, $0.29, $(0.06) and $1.24 for the years ending December 31, 2001, 2000, 1999 and 1998, respectively; and diluted earnings per common share of $1.41, $0.29, $(0.06) and $1.24 for the years ending December 31, 2001, 2000, 1999 and 1998, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

National Oilwell is a worldwide leader in the design, manufacture and sale of drilling systems, drilling equipment and downhole products as well as the distribution to the oil and gas industry of maintenance, repair and operating products. Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile. See "Risk Factors".

We conduct our operations through the following segments:

Products and Technology

Our Products and Technology segment is a global leader in the design and manufacture of complete land drilling and workover rigs, and for drilling related systems on offshore rigs. Technology has increased the desirability of one vendor assuming responsibility for the entire suite of components used in the drilling process, as mechanical and hydraulic components are replaced by or augmented with integrated computerized systems. In addition to traditional components such as drawworks, mud pumps, top drives, derricks, cranes, jacking and mooring systems, and other structural components, we provide automated pipehandling, control and electrical power systems. We have also developed new technology for drawworks and mud pumps applicable to the highly demanding offshore markets.

Distribution Services

Our Distribution Services segment provides maintenance, repair and operating supplies and spare parts from our network of distribution service centers to drill site and production locations throughout North America and to offshore contractors worldwide. Increasingly, this business also is expanding to locations outside North America, including the Middle East, Southeast Asia, and South America. Using our information technology platforms and processes, we can provide complete procurement, inventory management, and logistics services to our customers. Products are purchased from numerous manufacturers and vendors, including our Products and Technology segment.

Results of Operations

Operating results by segment, which have been restated to reflect a business combination accounted for under the pooling-of-interests method during 2000, are as follows (in millions):

	Year Ended December 31,		
	2002	2001	2000
Revenues:			
Products and Technology	$ 917.3	$ 1,120.9	$ 683.5
Distribution Services	686.2	707.8	521.3
Eliminations	(81.5)	(81.3)	(54.8)
Total	$ 1,522.0	$ 1,747.4	$ 1,150.0
Operating Income:			
Products and Technology	$ 127.0	$ 171.0	$ 61.0
Distribution Services	18.1	28.5	12.9
Corporate	(10.8)	(10.2)	(11.3)
	134.3	189.3	62.6
Special Charge	-	-	14.1
Total	$ 134.3	$ 189.3	$ 48.5

Products and Technology

Products and Technology revenues in 2002 were $203.6 million (18%) lower than the previous year as moderate oil and gas prices failed to sustain the 2001 levels of market activity in all product areas. Capital equipment revenues were down $72 million while related spare parts and expendable parts were lower than 2001 by $38 million. Sales and rentals of downhole motors and fishing tools decreased by approximately $74 million, impacted by its strong dependence on the North American market. Operating income fell $44 million in 2002 when compared to the prior year, impacted by the margin reduction due to the significantly lower volume. Changes in sales price did not have any significant effect on revenues compared to the prior year. The absence of amortization of goodwill in 2002, as required per the new accounting guidance, favorably impacted operating income by $10.4 million. Reductions in compensation expense also contributed approximately $11.0 million in operating income when compared to the prior year. Revenues from the mid-December 2002 acquisition of Hydralift ASA, and the consolidation of our Chinese joint venture, each contributed $8.0 million in revenues and $0.3 million and $2.2 million in operating income, respectively.

Revenues for the Products and Technology segment in 2001 increased by $437.4 million (64 %) from 2000 as virtually all products experienced significant revenue growth. Capital equipment revenues were up $285 million, drilling spares up $35 million, expendable pumps and parts were higher by $47 million and downhole tools increased $75 million. As a result of this robust growth in the volume of product sales, operating income in 2001 increased by $110.0 million from the prior year. Changes in sales price did not have any significant effect on revenues compared to the prior year. Revenues from acquisitions completed in 2001 under the purchase method of accounting contributed $34 million in incremental revenues.

Backlog of the Products and Technology capital products was $364 million at December 31, 2002, $385 million at December 31, 2001 and $282 million at December 31, 2000. Backlog at December 31, 2002 includes $170 million acquired in late December through the purchase of Hydralift ASA. Substantially all of the current backlog is expected to be shipped by mid-year 2004.

Distribution Services

Distribution Services revenues fell $21.6 million, or 3%, from the 2001 level as this segment's strategy to create strategic alliances and expand its international presence made significant market penetration during a difficult market. North American revenues fell approximately 16% due to the lower activity level while shipments in the international market almost doubled. Sales of our own-make products increased almost 12% while maintenance, repair and operating ("MRO") supplies fell almost 5%. Changes in sales price did not have any significant effect on revenues compared to the prior year. Operating income in 2002 was $10.4 million lower than the prior year. Margin reduction, due to the lower volume and project bidding pressures, contributed to approximately 80% of the operating income shortfall with the remainder due to significant infrastructure growth.

Distribution Services revenues in 2001 increased $186.5 million from the 2000 level with all areas and products participating in the upswing that lasted until the middle of the 4th quarter 2001. U.S. revenues of MRO supplies were up 44% while Canadian revenues were 13% higher than the prior year. Changes in sales price did not have any significant effect on revenues compared to the prior year. Operating income in 2001 increased by $15.6 million from the prior year due to the higher revenue volume and cost efficiencies linked to the new global operating system. Revenues from acquisitions completed in 2001 under the purchase method of accounting contributed $24 million in incremental revenues.

Corporate

Corporate charges represent the unallocated portion of centralized and executive management costs. Year 2002 costs of $10.8 million reflect certain corporate-led marketing initiatives and general overhead incurred to support a larger company. Year 2001 costs of $10.2 million represents a 10% reduction from the prior year as various e-strategy and e-commerce initiatives became operational. Year 2003 corporate charges are expected to approximate $12 million due to recent acquisitions.

Special Charge

During 2000, we recorded a special charge, net of a $0.4 million credit from previous special charges, of $14.1 million ($11.0 million after tax, or $0.14 per share) related to the merger with IRI International. Components of the charge were (in millions):

Direct transaction costs	$ 6.6
Severance	6.4
Facility closures	1.5
	14.5
Prior year reversal	(0.4)
	$14.1

The cash and non-cash elements of the charge approximated $13 million and $1.1 million, respectively. All direct cash outlays have been spent. Facility closure costs consisted of lease cancellation costs and impairment of a closed manufacturing facility that is classified with "Property held for sale" on our balance sheet. All of this charge is applicable to the Products and Technology business segment.

Interest Expense

Interest expense in 2002 totaled $24.1 million, an increase of $1.3 million from the prior year. All of this increase is a direct result of our mid-November 2002 sale of $200 million of 5.65% unsecured senior notes. Our average borrowing cost during 2002 of 6.4% remained the same as 2001. We expect our interest expense in 2003 to increase by at least $10 million as a result of our higher senior debt level.

Despite continual borrowing rate declines during 2001, interest expense increased approximately $5.5 million over 2000 due to our higher debt level to support the working capital associated with the robust business climate. In March 2001, we sold $150 million of 6 ½% unsecured senior notes which increased our total senior debt to $300 million. Year 2001 average monthly debt, including the senior notes, was $334 million or $118 million (54%) greater than the 2000 level.

Income Taxes

National Oilwell is subject to U.S. federal, state and foreign taxes and recorded a combined tax rate of 35% in 2002, 38% in 2001 and 51% in 2000. The 2000 effective tax rate was impacted by certain transaction costs associated with the IRI merger and the inclusion of pre-merger IRI capital losses due to pooling-of-interests accounting that may not be deductible. Excluding the impact of merger-related costs and capital losses, our combined effective tax rate for 2000 was 36%. We expect our tax rate in 2003 to approximate 34%.

We have net operating loss carryforwards in the United States that could reduce future tax expense by up to $4.2 million. They expire at various dates through 2017. Additional loss carryforwards in Europe could reduce future tax expense by $10.3 million and reduce goodwill $9.4 million if realized in the future. Due to the uncertainty of future utilization of these loss carryforwards, $2.8 million of the potential benefits in the U.S. and $9.6 million in Europe have been fully reserved.

Liquidity and Capital Resources

At December 31, 2002, National Oilwell had working capital of $768.9 million, an increase of $137.6 million from December 31, 2001. The addition of Hydralift ASA and consolidation of the Chinese joint venture accounted for $123.3 million of this increase, including $78 million of the increase in cash. After considering the Halco acquisition in January 2002 and the change in current deferred taxes, the rest of the company reduced our need for working capital during 2002. Due to a new revolving three-year credit facility put in place during July 2002, all of our debt is of a long-term nature.

Total capital expenditures were $24.8 million during 2002, $27.4 million in 2001 and $24.6 million in 2000. Additions and enhancements to the downhole rental tool fleet and information management and inventory control systems represent the majority of these capital expenditures. Capital expenditures are expected to approximate $35 million in 2003, which should also approximate depreciation expense in that year, with continued emphasis on rental tools and information technology. We believe we have sufficient existing manufacturing capacity to meet currently anticipated demand through 2003 for our products and services.

In November 2002, we sold $200 million of 5.65 % unsecured senior notes due November 15, 2012. Proceeds were used to acquire Hydralift ASA. Interest is payable on May 15 and November 15 of each year. In March 2001, we sold $150 million of 6.50 % unsecured senior notes due March 15, 2011, with interest payable on March 15 and September 15 of each year. In June 1998, we sold $150 million of 6.875 % unsecured senior notes due July 1, 2005, with interest payments due annually on January 1 and July 1.

On July 30, 2002, we replaced the existing credit facility with a new three-year unsecured $175 million revolving credit facility. This facility is available for acquisitions and general corporate purposes and provides up to $50 million for letters of credit, of which $22.0 million were outstanding at December 31, 2002. Interest is based upon prime or Libor plus 0.5% subject to a ratings based grid. In securing this new credit facility, we incurred approximately $0.9 million in fees which will be amortized to expense over the term of the facility.

The senior notes contain reporting covenants and the credit facility contains financial covenants and ratios regarding maximum debt to capital and minimum interest coverage. We were in compliance with all covenants governing these facilities at December 31, 2002.

We also have additional credit facilities totaling $223 million that are used primarily for acquisitions, general corporate purposes and letters of credit. Recently acquired Hydralift ASA represents $152 million of these facilities. These multi-currency Hydralift committed facilities are secured by a guarantee, contain financial covenants and expire in 2006. Borrowings against these additional credit facilities totaled $93 million at December 31, 2002 and an additional $39 million had been used for letters of credit and guarantees.

We believe cash generated from operations and amounts available under our credit facilities and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. We also believe any significant increase in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing.

We have not entered into any transactions, arrangements, or relationships with unconsolidated entities or other persons which would materially affect liquidity, or the availability of or requirements for capital resources. A summary of our outstanding contractual obligations and other commercial commitments at December 31, 2002 is as follows (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long Term Debt	$ 594,637	$ -	$ 244,637	$ -	$ 350,000
Operating Leases	63,625	17,658	30,450	6,943	8,574
Total contractual obligations	$ 658,262	$ 17,658	$ 275,087	$ 6,943	$ 358,574

		Amount of Commitment Expiration per Period			
Commercial Commitments	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Line of Credit	$ 326,698	$ -	$ 326,698	$ -	$ -
Standby Letters of Credit	61,432	41,635	19,797	-	-
Total commercial commitments	$ 388,130	$ 41,635	$ 346,495	$ -	$ -

We intend to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We expect to fund future cash acquisitions primarily with cash flow from operations and borrowings, including the unborrowed portion of the credit facility or new debt issuances, but may also issue additional equity either directly or in connection with acquisitions. There can be no assurance that acquisition funds will be available at terms acceptable to us.

Inflation has not had a significant impact on National Oilwell's operating results or financial condition in recent years.

Market Risk Disclosure

We are exposed to changes in foreign currency exchange rates and interest rates. Additional information concerning each of these matters follows:

Foreign Currency Exchange Rates

We have operations in foreign countries, including Canada, Norway and the United Kingdom, as well as operations in Latin America, China and other European countries. The net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates, although such fluctuations generally do not affect income since their functional currency is the local currency. For operations where our functional currency is not the local currency, such as Singapore and Venezuela, the net asset or liability position is insignificant and, therefore, changes in foreign currency exchange rates are not expected to have a material impact on earnings.

Some of our revenues in foreign countries are denominated in US dollars, and therefore, changes in foreign currency exchange rates impact our earnings to the extent that costs associated with those US dollar revenues are denominated in the local currency. In order to mitigate that risk, we may utilize foreign currency forward contracts to better match the currency of our revenues and associated costs. We do not use foreign currency forward contracts for trading or speculative purposes. The counterparties to these contracts are major financial institutions, which minimizes counterparty credit risk.

The impact of foreign currency exchange rates has not materially affected our results of operations in any of the last three years. We do not believe that a hypothetical 10% movement in these foreign currencies would have a material impact on our earnings.

Interest Rate Risk

Our long term borrowings consist of $150 million in 6.875% senior notes, $150 million in 6.5% senior notes and $200 million in 5.65% senior notes. We also have borrowings under our other facilities totaling $94.6 million at December 31, 2002. A portion of the borrowings are denominated in multiple currencies which could expose us to market risk with exchange rate movements. These instruments carry interest at a pre-agreed upon percentage point spread from either the prime interest rate, LIBOR or NIBOR. Under our credit facilities, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR or NIBOR for 30 days to 6 months. Based upon our December 31, 2002 borrowings under our variable rate facilities of $94.6 million, an immediate change of one percent in the interest rate would cause a change in annual interest expense of approximately $0.9 million. Our objective in maintaining a portion of our debt in variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our estimation process generally relates to potential bad debts, obsolete and slow moving inventory, value of intangible assets, and deferred income tax accounting. Note 1 to the consolidated financial statements contains the accounting policies governing each of these matters. Our estimates are based on historical experience and on our future expectations that we believe to be reasonable under the circumstances. The combination of these factors result in the amounts shown as carrying values of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from our current estimates and those differences may be material.

We believe the following accounting policies are the most critical in the preparation of our consolidated financial statements:

We maintain an allowance for doubtful accounts for accounts receivables by providing for specifically identified accounts where collectibility is doubtful and a general allowance based on the aging of the receivables compared to past experience and current trends. A majority of our revenues come from drilling contractors, independent oil companies, international oil companies and government-owned or government-controlled oil companies, and we have receivables, some denominated in local currency, in many foreign countries. If, due to changes in worldwide oil and gas drilling activity or changes in economic conditions in certain foreign countries, our customers were unable to repay these receivables, additional allowances would be required.

Allowances for inventory obsolescence are determined based on our historical usage of inventory on-hand as well as our future expectations related to our substantial installed base and the development of new products. The amount reserved is the recorded cost of the inventory minus its estimated realizable value. Changes in worldwide oil and gas drilling activity and the development of new technologies associated with the drilling industry could require additional allowances to reduce the value of inventory to the lower of its cost or net realizable value.

We account for our defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (FAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. Significant elements in determining our pension income or expense in accordance with FAS 87 is the discount rate assumption and the expected return on plan assets. The discount rate used approximates the weighted average rate of return on high-quality fixed income investments whose maturities match the expected payouts. The expected return on plan assets is based upon the geometric mean of historical returns of a number of different equities, including stocks, bonds and U.S. treasury bills. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. A substantial portion of our pension amounts relate to its defined benefit plans in the United States and the United Kingdom. During 2000, 2001 and 2002, we assumed that the expected long-term rate of return on plan assets for these plans would be between 6.3% and 8.0%. Prior to 2001, our actual cumulative long-term rate of return on the pension assets of these plans was in excess of these amounts; however, these plans' assets have recently earned substantially less than the assumed rates of return. The impact of our pension plans on our 2002 results of operations, cash flow and liquidity has been immaterial but recent actual returns of the plan assets may effect future contributions to the plans and our earnings. The amount of unrecognized losses on pension assets is $31.8 million. For 2003, we have lowered the assumed rates of return to between 6.0% and 7.0%, depending on the plan. As a result of this and other factors, we believe there will be an increase in pension expense of approximately $0.5-$1.0 million for 2003.

Business acquisitions are accounted for using the purchase method of accounting. The cost of the acquired company is allocated to identifiable tangible and intangible assets based on estimated fair value, with the excess allocated to goodwill. On at least an annual basis, we assess whether goodwill is impaired. Our annual impairment tests are performed at the beginning of the 4th quarter of each year. If we determine that goodwill is impaired, we measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill has been impaired. The fair value of the reporting units is determined based on internal management estimates that considers multiple valuation techniques.

Our net deferred tax assets and liabilities are recorded at the amount that is more likely than not to be realized or paid. Should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax assets would be charged to income in the period of such determination.

Subsequent Events

On January 2, 2003, we acquired LSI, a Houston, Texas based distributor of specialty electrical products, for approximately $13 million. This transaction generated approximately $6 million in goodwill and is complementary to our distribution services business.

On January 16, 2003, we acquired the Mono pumping products business from Halliburton Energy Services for approximately $89 million, consisting of $22.7 million in cash and 3.2 million shares of our common stock. This transaction, which consisted of purchasing all the outstanding stock of Monoflo, Inc. in the United States and Mono Group in the United Kingdom, generated approximately $46 million in goodwill and will add to the non-capital product lines within our Products and Technology segment.

Recently Issued Accounting Standards

The Financial Accounting Standards Board issued Statement on Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations", which sets forth the accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", addresses disposal activities and termination costs in exiting an activity. These pronouncements are generally effective January 1, 2003. The Company believes the adoption of these new accounting pronouncements will not have a significant impact on its results of operations or financial position.

Forward–Looking Statements

Some of the information in this document contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from results anticipated in the forward-looking statements due to a number of factors, including but not limited to changes in oil and gas prices, customer demand for our products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We undertake no obligation to update any such factors or forward-looking statements to reflect future events or developments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Incorporated by reference to Item 7 above, "Market Risk Disclosure."

Item 8. Financial Statement and Supplementary Data

Attached hereto and a part of this report are financial statements and supplementary data listed in Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Part III

Item 10. Directors and Executive Officers of the Registrant

Incorporated by reference to the definitive Proxy Statement for the 2003 Annual Meeting of Stockholders.

Item 11. Executive Compensation

Incorporated by reference to the definitive Proxy Statement for the 2003 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Incorporated by reference to the definitive Proxy Statement for the 2003 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions

Incorporated by reference to the definitive Proxy Statement for the 2003 Annual Meeting of Stockholders

Item 14. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

Our chief executive officer and chief financial officer, based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days prior to the filing of this annual report on Form 10-K, have concluded that our disclosure controls and procedures are adequate and effective for the information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that this information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

(b) Changes in internal control

There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation described above.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 10-K

a) Financial Statements and Exhibits

1. Financial Statements
   The following financial statements are presented in response to Part II, Item 8:

2. Financial Statement Schedules

All schedules, other than Schedule II, are omitted because they are not applicable, not required or the information is included in the financial statements or notes thereto.

3. Exhibits

2.1 Combination Agreement between National-Oilwell, Inc. and Hydralift ASA regarding the transaction announced October 11, 2002 (Exhibit 2.1) (5).

3.1 Amended and Restated Certificate of Incorporation of National-Oilwell, Inc. (Exhibit 3.1) (1).

3.2 By-laws of National-Oilwell, Inc.

10.1 Employment Agreement dated as of January 1, 2002 between Merrill A. Miller, Jr. and National Oilwell, with a similar agreement with Steven W. Krablin (Exhibit 10.1) (2).

10.2 Employment Agreement dated as of January 1, 2002 between Dwight W. Rettig and National Oilwell, with similar agreements with Robert L. Bloom, Kevin Neveu, Mark A. Reese and Robert R. Workman (Exhibit 10.2) (2).

10.3 Employment Agreement dated as of June 28, 2000 between Gary W. Stratulate and IRI International, Inc., which has now merged into National Oilwell (Exhibit 10.3) (2).

10.4 Amended and Restated Stock Award and Long-Term Incentive Plan (Exhibit 10.1) (3)*.

10.5 Loan Agreement dated July 30, 2002 (Exhibit 10.2) (3).

10.6 Employment Agreement dated as of March 1, 2000 between Jon Gjedebo and a National Oilwell subsidiary (Exhibit 10.8) (4).

10.7 Non-competition Agreement dated as of June 28, 2000 between Hushang Ansary and National Oilwell (Exhibit 10.9) (4).

21.1	Subsidiaries of the Company.
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (included on signature page hereto).
99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

b) Reports on Form 8-K

A report on Form 8 – K was filed on October 16, 2002 regarding a press release announcing the signing of a Combination Agreement to acquire Hydralift ASA for NOK 55, approximately U.S. $7.33, per share.

A report on Form 8 – K was filed on November 14, 2002 which contained the Combination Agreement of the previously announced transaction with Hydralift ASA.

A report on Form 8 – K was filed on February 12, 2003 regarding a press release announcing our financial results for the fourth quarter and full year ended December 31,2002.

---

* Compensatory plan or arrangement for management or others

(1) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on August 11, 2000.

(2) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 28, 2002.

(3) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on November 12, 2002.

(4) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 1, 2001.

(5) Filed as an Exhibit to our Current Report on Form 8-K filed on November 14, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL-OILWELL, INC.

Date: March 6, 2003

By: ***/s/ Steven W. Krablin***
Steven W. Krablin
Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Each person whose signature appears below in so signing, constitutes and appoints Steven W. Krablin and M. Gay Mather, and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/Merrill A. Miller, Jr. Merrill A. Miller, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 6, 2003
/s/Steven W. Krablin Steven W. Krablin	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 6, 2003
Hushang Ansary	Director	
/s/Robert E. Beauchamp Robert E. Beauchamp	Director	March 6, 2003
/s/Jon Gjedebo Jon Gjedebo	Director	March 6, 2003
/s/Ben A. Guill Ben A. Guill	Director	March 6, 2003
/s/Roger L. Jarvis Roger L. Jarvis	Director	March 6, 2003
/s/William E. Macaulay William E. Macaulay	Director	March 6, 2003
/s/Frederick W. Pheasey Frederick W. Pheasey	Director	March 6, 2003
/s/Joel V. Staff Joel V. Staff	Director	March 6, 2003

CERTIFICATIONS

I, Merrill A. Miller, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of National-Oilwell, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 6, 2003

/s/ Merrill A. Miller, Jr.
Merrill A. Miller, Jr.
Chief Executive Officer

I, Steven W. Krablin, certify that:

1. I have reviewed this annual report on Form 10-K of National-Oilwell, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 6, 2003

/s/ Steven W. Krablin
Steven W. Krablin
Chief Financial Officer

I, Steven W. Krablin, certify that:

1. I have reviewed this annual report on Form 10-K/A of National Oilwell, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

Date: April 11, 2003

By: /s/ Steven W. Krablin

Steven W. Krablin
Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
National-Oilwell, Inc.

We have audited the accompanying consolidated balance sheets of National-Oilwell, Inc., as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National-Oilwell, Inc., at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Ernst & Young LLP

Houston, Texas
February 18, 2003

NATIONAL-OILWELL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 118,338	$ 43,220
Receivables, net	428,116	382,153
Inventories	470,088	455,934
Costs in excess of billings	53,805	-
Deferred income taxes	26,783	16,825
Prepaid and other current assets	17,938	10,434
Total current assets	1,115,068	908,566
Property, plant and equipment, net	208,420	168,951
Deferred income taxes	36,864	16,663
Goodwill, net	581,576	352,094
Property held for sale	7,389	12,144
Other assets	19,345	13,278
	$ 1,968,662	$ 1,471,696
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	-	10,213
Accounts payable	168,548	161,277
Customer prepayments	9,533	9,843
Accrued compensation	5,087	23,661
Billings in excess of costs	61,738	-
Other accrued liabilities	101,310	72,315
Total current liabilities	346,216	277,309
Long-term debt	594,637	300,000
Deferred income taxes	54,612	20,380
Other liabilities	30,229	6,467
Total liabilities	1,025,694	604,156
Commitments and contingencies		
Minority interest	9,604	-
Stockholders' equity:		
Common stock - par value $.01; 81,014,713 and 80,902,882 shares issued and outstanding at December 31, 2002 and December 31, 2001	810	809
Additional paid-in capital	594,849	592,507
Accumulated other comprehensive loss	(44,461)	(34,873)
Retained earnings	382,166	309,097
	933,364	867,540
	$ 1,968,662	$ 1,471,696

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Revenues	$ 1,521,946	$ 1,747,455	$ 1,149,920
Cost of revenues:			
Cost of products and services sold	1,160,082	1,319,621	884,774
Merger related inventory write-offs	-	-	15,684
Gross profit	361,864	427,834	249,462
Selling, general, and administrative	227,541	238,557	186,924
Special charge	-	-	14,082
Operating income	134,323	189,277	48,456
Interest and financial costs	(27,279)	(24,929)	(19,069)
Interest income	2,638	1,775	2,908
Other income (expense), net	3,656	1,894	(5,258)
Income before income taxes and minority interest	113,338	168,017	27,037
Provision for income taxes	39,396	63,954	13,901
Income before minority interest	73,942	104,063	13,136
Minority interest in income of consolidated subsidiaries	(873)	-	-
Net income	$ 73,069	$ 104,063	$ 13,136
Net income per share:			
Basic	$ 0.90	$ 1.29	$ 0.17
Diluted	$ 0.89	$ 1.27	$ 0.16
Weighted average shares outstanding:			
Basic	80,974	80,813	79,325
Diluted	81,709	81,733	80,760

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31		
	2002	2001	2000
Cash flow from operating activities:			
Net income	$ 73,069	$ 104,063	$ 13,136
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation and amortization	25,048	38,873	35,034
Provision for losses on receivables	3,606	3,897	1,589
Provision for deferred income taxes	11,446	7,847	(5,881)
Gain on sale of assets	(4,551)	(2,878)	(3,522)
Foreign currency transaction (gain) loss	307	573	(1,397)
Tax benefit from exercise of nonqualified stock options	328	2,348	4,901
Special charge	-	-	14,082
Merger related inventory write-offs	-	-	15,684
Changes in assets and liabilities, net of acquisitions:			
Marketable securities	-	-	14,686
Receivables	58,953	(74,700)	(65,619)
Inventories	25,189	(71,906)	(27,219)
Income taxes receivable	-	-	12,888
Prepaid and other current assets	(2,960)	2,411	(4,802)
Accounts payable	(32,031)	(23,357)	47,345
Other assets/liabilities, net	(54,363)	(22,547)	(24,292)
Net cash provided (used) by operating activities	104,041	(35,376)	26,613
Cash flow from investing activities:			
Purchases of property, plant and equipment	(24,805)	(27,358)	(24,561)
Proceeds from sale of assets	12,534	7,927	8,227
Businesses acquired and investments in joint ventures, net of cash	(213,052)	(38,517)	(48,208)
Net cash used by investing activities	(225,323)	(57,948)	(64,542)
Cash flow from financing activities:			
Borrowings against lines of credit	303,220	294,084	273,376
Payments against lines of credit	(311,018)	(354,310)	(254,202)
Net proceeds from issuance of long-term debt	199,070	146,631	-
Proceeds from stock options exercised	2,343	9,286	14,247
Other	1,363	-	(662)
Net cash provided by financing activities	194,978	95,691	32,759
Effect of exchange rate losses on cash	1,422	(1,606)	(462)
Increase (decrease) in cash and equivalents	75,118	761	(5,632)
Cash and cash equivalents, beginning of year	43,220	42,459	48,091
Cash and cash equivalents, end of year	$ 118,338	$ 43,220	$ 42,459
Supplemental disclosures of cash flow information:			
Cash payments during the period for:			
Interest	$ 21,579	$ 20,772	$ 16,807
Income taxes	45,615	26,775	7,333

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at December 31, 1999	$ 717	$ 415,701	$ (11,923)	$ 191,880	$ 596,375
Net income				13,136	13,136
Other comprehensive income					
Currency translation adjustments			(10,684)		(10,684)
Marketable securities valuation adjustment			749		749
Comprehensive income					3,201
Stock issued for acquisition	79	153,948			154,027
Stock options exercised	9	8,580			8,589
Tax benefit of options exercised		4,901			4,901
Other		95		18	113
Balance at December 31, 2000	$ 805	$ 583,225	$ (21,858)	$ 205,034	$ 767,206
Net income				104,063	104,063
Other comprehensive income					
Currency translation adjustments			(11,569)		(11,569)
Marketable securities valuation adjustment			(1,446)		(1,446)
Comprehensive income					91,048
Stock options exercised	4	6,934			6,938
Tax benefit of options exercised		2,348			2,348
Balance at December 31, 2001	$ 809	$ 592,507	$ (34,873)	$ 309,097	$ 867,540
Net income				73,069	73,069
Other comprehensive income					
Currency translation adjustments			2,474		2,474
Interest rate contract			886		886
Minimum liability of defined benefit plans			(12,948)		(12,948)
Comprehensive income					63,481
Stock options exercised	1	2,014			2,015
Tax benefit of options exercised		328			328
Balance at December 31, 2002	$ 810	$ 594,849	$ (44,461)	$ 382,166	$ 933,364

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Nature of Business
We are a worldwide leader in the design, manufacture and sale of comprehensive systems, components, and products used in oil and gas drilling and production, as well as in distributing products and providing supply chain integration services to the upstream oil and gas industry. Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile.

Summary of Significant Accounting Policies
Basis of Consolidation
The accompanying consolidated financial statements include the accounts of National-Oilwell, Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments that are not wholly-owned, but where we exercise control, are fully consolidated with the equity held by minority owners reflected as minority interest in the accompanying balance sheet and their portion of net income (loss) is included in other income (expense) in the accompanying statement of operations. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Investments in which we exercise no control or significant influence would be accounted for under the cost method.

Fair Value of Financial Instruments
The carrying amounts of financial instruments including cash and cash equivalents, receivables, and payables approximated fair value because of the relatively short maturity of these instruments. Cash equivalents include only those investments having a maturity date of three months or less at the time of purchase. The carrying values of other financial instruments approximate their respective fair values.

Derivative Financial Instruments
We record all derivative financial instruments at their fair value in our consolidated balance sheet. All derivative financial instruments we hold are designated as cash flow hedges and are highly effective in offsetting movements in the underlying risks. Accordingly, gains and losses from changes in the fair value of derivative financial instruments are deferred and recognized in earnings as the underlying transactions occur. Because our derivative financial instruments are so closely related to the underlying transactions, hedge ineffectiveness is insignificant.

We use foreign currency forward contracts to mitigate our exposure to changes in foreign currency exchange rates on firm sale commitments to better match the local currency cost components of our fixed US dollar contracts. Such arrangements typically have terms between three months and one year, depending upon the customer's purchase order. We also use, from time to time, interest rate contracts to mitigate our exposure to changes in interest rates on anticipated long-term debt issuances. These contracts are typically short term in nature. We do not use derivative financial instruments for trading or speculative purposes.

Inventories

Inventories consist of oilfield products, manufactured equipment, manufactured specialized drilling products and downhole motors and spare parts for manufactured equipment and drilling products. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations related to our substantial installed base and the development of new products. The amount reserved, which totaled $49.4 million and $49.1 million at December 31, 2002 and 2001, respectively, is the recorded cost of the inventory minus its estimated realizable value. Provisions for excess and obsolete inventories have been immaterial in recent years.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method or declining balance method over the estimated useful lives of individual items. Depreciation expense was $25.0 million, $27.1 million and $24.7 million for the years ending December 31, 2002, 2001 and 2000.

Long-lived Assets

Effective January 1, 2002, we adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 superceded SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The adoption of SFAS 144 had no effect on our results of operations. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, we consider market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis. Impairments of our equity investments would be recognized when declines in market values below carrying amounts were considered other than temporary.

Assets Held for Sale

In the course of integrating acquisitions and streamlining operations, we have closed certain manufacturing facilities. Facilities where we have a formal plan to sell the facility are classified as held for sale. We expect these facilities to be sold within the next 1 to 3 years. When we designate an asset as held for sale, we record its carrying value at the lower of its current carrying amount or the estimated fair value less costs to sell and stop recording depreciation expense.

Intangible Assets

Deferred financing costs are amortized on a straight-line basis over the life of the related debt security. Beginning in 2002, we adopted FAS 142 "Accounting for Goodwill and Other Intangible Assets" and accordingly stopped amortizing goodwill that arose from acquisitions before June 30, 2001. We also performed an impairment test as of the beginning of 2002 that indicated no impairment of goodwill or other intangibles. The effect of not amortizing goodwill and other intangibles in periods prior to adoption follows (in thousands):

	2002	2001	2000
Reported net income	$ 73,069	$ 104,063	$ 13,136
Add back: Goodwill amortization, net of tax	-	10,959	9,930
Adjusted net income	$ 73,069	$ 115,022	$ 23,066
Adjusted net income per share:			
Basic	$ 0.90	$ 1.42	$ 0.29
Diluted	$ 0.89	$ 1.41	$ 0.29
Weighted average shares outstanding:			
Basic	80,974	80,813	79,325
Diluted	81,709	81,733	80,760

On at least an annual basis, we assess whether goodwill is impaired. Our annual impairment tests are performed at the beginning of the 4th quarter of each year. Our annual impairment test indicated no impairment. If we determine that goodwill is impaired, we measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill has been impaired. Fair value of the reporting units is determined based on internal management estimates.

Foreign Currency

The functional currency for our Canadian, United Kingdom, Norwegian, German, Netherlands and Australian operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income. Revenues and expenses are translated at average exchange rates in effect during the period. The U.S. dollar is used as the functional currency for the Singapore and Venezuelan operations. Accordingly, financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and other expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income. Foreign currency transactions losses/(gains) were $0.3 million, $0.6 million and $(1.4) million for the years ending December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

Revenue Recognition

Our products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. We record revenue at the time the manufacturing process is complete, the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer and when collectibility is reasonably assured. We also recognize revenue on bill-and-hold transactions where the product has been completed and is ready to be shipped, however at the customer's request, we store the product on the customers' behalf for a brief period of time, typically less than one year. Customer advances or deposits are deferred and recognized as revenue when we have completed all of our performance obligations related to the sale. We also recognize revenue as services are performed and as rental charges are incurred. The amounts billed for shipping and handling costs are included in revenue and related costs are included in costs of sales.

Revenues for the construction of large rig packages are reported on the percentage of completion method of accounting. Revenues and gross profit are recognized as work is performed based upon the relationship between actual costs incurred and total expected costs at completion. All known or anticipated losses on contracts are provided for immediately in earnings.

Income Taxes
The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Concentration of Credit Risk
We grant credit to our customers, which operate primarily in the oil and gas industry. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral, but may require letters of credit for certain international sales. We maintain an allowance for doubtful accounts for accounts receivables by providing for specifically identified accounts where collectibility is doubtful and an additional allowance based on the aging of the receivables compared to past experience and current trends. Accounts receivable are net of allowances for doubtful accounts of approximately $12.6 million and $9.1 million at December 31, 2002 and December 31, 2001, respectively.

Stock-Based Compensation
We use the intrinsic value method in accounting for our stock-based employee compensation plans.

Environmental Liabilities

When environmental assessments or remediations are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards
The Financial Accounting Standards Board issued Statement on Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations", which sets forth the accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", addresses disposal activities and termination costs in exiting an activity. These pronouncements are generally effective January 1, 2003. The Company believes the adoption of these new accounting pronouncements will not have a significant impact on its results of operations or financial position.

Net Income Per Share

The following table sets forth the computation of weighted average basic and diluted shares outstanding (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Denominator for basic earnings per share - weighted average	80,974	80,813	79,325
Effect of dilutive securities:			
Employee stock options	735	920	1,435
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	81,709	81,733	80,760

2. Acquisitions

Year 2002

On December 18, 2002, we completed a cash tender offer for 92% of the common shares of Hydralift ASA, a Norwegian based company specializing in the offshore drilling equipment industry. By December 31, 2002, we had substantially completed the acquisition of the remaining shares for a total purchase price, including the assumption of debt, of approximately $300 million. The results of Hydralift's operations have been included in our income statement since the acquisition date.

As a result of this acquisition, we strengthened our position in the offshore drilling market and gained access to new product lines that complement our existing product offerings. The combination of our product offerings will open new markets to us, particularly within the FPSO (floating production storage and offloading) market.

The purchase price will be allocated to the assets acquired and liabilities assumed based on their relative fair values. A preliminary allocation of the purchase price follows (in thousands):

Assets acquired:	
Cash	$ 47,387
Other current assets	138,709
Fixed assets	28,626
Other	24,920
Goodwill and other intangible assets	221,073
	460,715
Liabilities assumed:	
Current liabilities	95,223
Debt obligations	93,101
Other	27,390
	215,714
Net assets acquired	$ 245,001

The final allocation of the purchase price will be based upon independent appraisals and other valuations and may reflect other actions including product line rationalizations or other actions. All of the goodwill from this acquisition will be allocated to the Products and Technology segment and will be fully deductible for tax purposes.

The following unaudited pro forma information assumes the acquisition of Hydralift had occurred as of the beginning of each year shown (in thousands):

	2002	2001
Revenues	$1,862,372	$2,003,995
Net income	87,148	116,718
Per diluted share	$1.07	$1.43

Adjustments made to derive the pro forma data relate principally to acquisition financing. These results are not necessarily indicative of what actually would have occurred if the acquisition had happened as of the beginning of 2002 or 2001 nor are they indicative of future results. The estimated effects of cost reductions arising from the acquisition of Hydralift have been excluded.

In January 2002, we also completed the acquisition of the assets and business of HAL Oilfield Pump & Equipment Company for approximately $16 million. This business, which designs, manufactures and distributes centrifugal pumps, pump packages and expendable parts, is complementary to our Mission pump product line. Goodwill related to this acquisition was approximately $10 million and is fully deductible for tax purposes.

During 2002 we also acquired two other businesses for approximately $1.2 million in cash.

Year 2001

In 2001, we acquired nine companies for an aggregate of $51 million in cash. Individual purchase prices ranged from $0.6 million to $16.5 million. Each of these acquisitions enhanced or expanded our market position within each of our segments. Five of these acquisitions related to our Products and Technology segment, including Integrated Power Systems, Maritime Hydraulics (Canada) Ltd., Tech Power Controls Company, Houston Scientific International, Inc. and Rigquip UK business and related assets. The remaining acquisitions, including Demij (a Netherlands distribution company), Rye Supply Company, Inc., Texas Oil Works Supply, Inc. and Well-Serv, Inc. related to our Distribution segment. Aggregate goodwill relating to these acquisitions was $30 million and approximately half of this amount is deductible for tax purposes.

Year 2000

In February 2000, the merger with Hitec ASA was completed for approximately $158 million as we issued 7.9 million shares of common stock. This transaction was accounted for as a purchase effective February 1, 2000 and generated goodwill of approximately $150 million.

In June 2000, IRI International Corporation was merged with the Company and accounted for as a pooling-of-interests. We issued 13.5 million shares of common stock valued at approximately $447 million.

During 2000 we also acquired four other businesses for approximately $48 million in cash. The purchase method of accounting was used to account for these acquisitions and generated approximately $9 million in goodwill.

Subsequent Events

On January 2, 2003, we acquired LSI, a Houston, Texas based distributor of specialty electrical products, for approximately $13 million. This transaction generated approximately $6 million in goodwill and is complementary to our distribution services business.

On January 16, 2003 we acquired the Mono pumping products business from Halliburton Energy Services for approximately $89 million, consisting of $22.7 million in cash and 3.2 million shares of our common stock. This transaction, which consisted of purchasing all the outstanding stock of Monoflo, Inc. in the United States and Mono Group in the United Kingdom, generated approximately $46 million in goodwill.

3. Inventories

Inventories consist of (in thousands):

	December 31, 2002	December 31, 2001
Raw materials and supplies	$ 60,699	$ 39,272
Work in process	109,924	101,376
Finished goods and purchased products	299,465	315,286
Total	$ 470,088	$ 455,934

4. Property, Plant and Equipment

Property, plant and equipment consists of (in thousands):

	Estimated Useful Lives	December 31, 2002	December 31, 2001
Land and improvements	2-20 Years	$ 11,927	$ 9,557
Buildings and improvements	5-31 Years	74,610	53,268
Machinery and equipment	5-12 Years	111,652	89,268
Computer and office equipment	3-10 Years	92,794	73,322
Rental equipment	1-7 Years	77,328	63,971
		368,311	289,386
Less accumulated depreciation		(159,891)	(120,435)
		$ 208,420	$ 168,951

5. Long-Term Debt

Long-term debt consists of (in thousands):

	December 31, 2002	December 31, 2001
Credit facilities	$ 94,637	$ 10,213
6.875 % senior notes	150,000	150,000
6.50 % senior notes	150,000	150,000
5.65 % senior notes	200,000	-
	594,637	310,213
Less current portion	-	10,213
	$ 594,637	$ 300,000

In November 2002, we sold $200 million of 5.65 % unsecured senior notes due November 15, 2012. Proceeds were used to acquire Hydralift ASA. Interest is payable on May 15 and November 15 of each year. In March 2001, we sold $150 million of 6.50 % unsecured senior notes due March 15, 2011, with interest payable on March 15 and September 15 of each year. In June 1998, we sold $150 million of 6.875 % unsecured senior notes due July 1, 2005, with interest payments due annually on January 1 and July 1.

On July 30, 2002, we replaced the existing credit facility with a new three-year unsecured $175 million revolving credit facility. This facility is available for acquisitions and general corporate purposes and provides up to $50 million for letters of credit, of which $22.0 million were outstanding at December 31, 2002. Interest is based upon prime or Libor plus 0.5% subject to a ratings based grid. In securing this new credit facility, we incurred approximately $0.9 million in fees which will be amortized to expense over the term of the facility.

The senior notes contain reporting covenants and the credit facility contains financial covenants and ratios regarding maximum debt to capital and minimum interest coverage. We were in compliance with all covenants governing these facilities at December 31, 2002.

We also have additional credit facilities totaling $223 million that are used primarily for acquisitions, general corporate purposes and letters of credit. Recently acquired Hydralift ASA represents $152 million of these facilities. These multi-currency Hydralift committed facilities are secured by a guarantee, contain financial covenants and expire in 2006. These instruments carry interest at a pre-agreed upon percentage point spread from either the prime interest rate or NIBOR. Borrowings against these additional credit facilities totaled $93 million at December 31, 2002 and an additional $39 million had been used for letters of credit and guarantees.

6. Pension Plans

National Oilwell and its consolidated subsidiaries have pension plans covering substantially all of its employees. Defined-contribution pension plans cover most of the U.S. and Canadian employees and are based on years of service, a percentage of current earnings and matching of employee contributions. For the years ended December 31, 2002, 2001 and 2000, pension expense for defined-contribution plans was $9.1 million, $6.0 million and $4.2 million, and all funding is current.

Certain retired or terminated employees of predecessor or acquired companies also participate in defined benefit plans in the United States which have been retained by National Oilwell subsidiaries but which no longer accrue benefits. Active employees are ineligible to participate in any of these defined benefit plans. Our subsidiaries in the United Kingdom have a defined benefit pension plan whose participants are primarily retired and terminated employees who are no longer accruing benefits. In addition, approximately 160 U.S. retirees and spouses participate in defined benefit health care plans of predecessor or acquired companies that provide postretirement medical and life insurance benefits. Pension assets are principally invested in a fixed income bond fund, equity securities, United Kingdom government securities and cash deposits.

The change in benefit obligation, plan assets and the funded status of the defined pension plans in the United States and the United Kingdom, and defined postretirement plans in the United States, follows:

At year end *(in thousands)*	Pension benefits 2002	Pension benefits 2001	Postretirement benefits 2002	Postretirement benefits 2001
Benefit obligation at beginning of year	$ 49,605	$ 46,511	$ 7,416	$ 3,107
Service cost	274	173	40	21
Interest cost	3,336	3,457	552	506
Actuarial (gain) loss	10,973	1,272	1,094	4,079
Benefits paid	(2,996)	(2,186)	(645)	(503)
Retiree contributions	161	99	32	-
Other	3,357	279	-	206
Benefit obligation at end of year	$ 64,710	$ 49,605	$ 8,489	$ 7,416
Fair value of plan assets at beginning of year	$ 51,211	$ 60,062	$ -	$ -
Actual return	(9,335)	(7,715)	-	-
Benefits paid	(2,996)	(2,186)	(645)	(503)
Contributions	1,621	450	645	503
Other	4,174	600	-	-
Fair value of plan assets at end of year	$ 44,675	$ 51,211	-	-
Funded status	$ (20,035)	$ 1,606	(8,489)	(7,416)
Unrecognized actuarial net loss/ (gain)	31,815	7,662	4,270	3,389
Prior service costs not yet recognized	281	303	213	257
Minimum pension liability	(19,698)	-	-	-
Other	(10,543)	(9,223)		
Prepaid (accrued) benefit cost	$ (18,180)	$ 348	(4,006)	(3,770)

Significant assumptions used for the plans follow:

For the year	Pension benefits 2002	Pension benefits 2001	Pension benefits 2000	Postretirement benefits 2002	Postretirement benefits 2001	Postretirement benefits 2000
Weighted average assumptions:						
Discount rate	5.8%	6.5%	7.5%	6.5%	6.9%	7.6%
Expected long-term rate of return	6.3%	7.0%	8.0%	n/a	n/a	n/a
Rate of compensation increase	4.0%	4.25%	5.0%	n/a	n/a	n/a

A 17% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003, decreasing by approximately 3% points per year to 5.5% in 2007, with 5.5% increases per year thereafter.

Net periodic benefit cost (credit):

For the year *(in thousands)*	Pension benefits 2002	Pension benefits 2001	Pension benefits 2000	Postretirement benefits 2002	Postretirement benefits 2001	Postretirement benefits 2000
Service cost - benefits earned during the period	$ 422	$ -	$ 108	$ 40	$ 21	$ 16
Interest cost on projected benefit obligation	3,313	1,194	1,186	552	506	232
Expected return on plan assets	(3,886)	(1,183)	(1,280)	-	-	-
Net amortization and deferral	74	46	(8)	257	178	(13)
Net periodic benefit cost (credit)	$ (77)	$ 57	$ 6	$ 849	$ 705	$ 235

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefits. A one percentage point change in assumed health care cost trend rates would have the following effects:

(in thousands)	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components in 2002	$ 47	$ (40)
Effect on postretirement benefit obligation at year-end 2002	$ 770	$ (655)

In addition, our subsidiaries in Norway have defined benefit pension plans. The pension plan assets are invested primarily in equity securities, overseas bonds, real estate and cash deposits. At December 31, 2002, the plan assets at fair market value and the projected benefit obligation were approximately $12.0 million.

7. Accumulated Other Comprehensive Income / (Loss)

The components of other comprehensive loss are as follows (in thousands):

	Change in Minimum Pension Liability	Cumulative Currency Translation Adjustment	Interest Rate Contract	Cumulative Marketable Securities Valuation Adj.	Total
Balance at December 31, 1999	$ -	$ (12,639)	$ -	$ 716	$ (11,923)
Current period activity		(10,684)		1,136	(9,548)
Tax effect				(387)	(387)
Balance at December 31, 2000	-	(23,323)	-	1,465	(21,858)
Current period activity		(11,569)		(2,191)	(13,760)
Tax effect				745	745
Balance at December 31, 2001	-	(34,892)	-	19	(34,873)
Current period activity	(19,698)	2,474	1,363		(15,861)
Tax effect	6,750		(477)		6,273
Balance at December 31, 2002	$ (12,948)	$ (32,418)	$ 886	$ 19	$ (44,461)

8. Commitments and Contingencies

We lease land, buildings, storage facilities, vehicles, data processing equipment and software under operating leases expiring in various years through 2012. Rent expense for the years ended December 31, 2002, 2001 and 2000 was $21.2 million, $19.0 million and $12.6 million. Our minimum rental commitments for operating leases at December 31, 2002 were as follows: 2003 - $17.7 million; 2004 - $13.8 million; 2005 - $9.9 million; 2006 - $6.8 million; 2007 - $5.8 million and subsequent to 2007 - $9.7 million.

We are involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 2002 cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise provided for, should not materially affect our financial position, liquidity or results of operations.

Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although we have not incurred material costs in connection with our compliance with such laws, there can be no assurance that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder could not result in additional, presently unquantifiable costs or liabilities to us.

9. Common Stock

National Oilwell has authorized 150 million shares of $.01 par value common stock. We also have authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

Under the terms of National Oilwell's Stock Award and Long-Term Incentive Plan, as amended, 8.4 million shares of common stock are authorized for the grant of options to officers, key employees, non-employee directors and other persons. Options granted under our stock option plan generally vest over a three-year period starting one year from the date of grant and expire five or ten years from the date of grant. The purchase price of options granted may not be less than the market price of National Oilwell common stock on the date of grant. At December 31, 2002, approximately 4.2 million shares were available for future grants.

We also have inactive stock option plans that were acquired in connection with the acquisitions of Dreco Energy Services, Ltd. in 1997, and of Hitec ASA and IRI International Corporation in 2000. We converted the outstanding stock options under these plans to options to acquire our common stock and no further options are being issued under these plans. Stock option information summarized below includes amounts for the National Oilwell Stock Award and Long-Term Incentive Plan and stock plans of acquired companies.

Options outstanding at December 31, 2002 under the stock option plans have exercise prices between $5.62 and $40.50 per share, and expire at various dates from February 19, 2003 to August 15, 2012.

The following summarizes options activity:

	Years Ended December 31,					
	2002		2001		2000	
	Number of shares	Average Exercise Price	Number of shares	Average Exercise Price	Number of shares	Average Exercise Price
Shares under option at beginning of year	3,094,160	$ 22.95	2,792,585	$ 16.50	2,041,204	$ 14.59
Granted	977,500	18.53	911,626	40.50	758,961	23.56
Options from acquisitions	-	-	-	-	1,006,342	10.52
Cancelled	(133,465)	28.54	(218,086)	25.47	(86,425)	14.10
Exercised	(147,699)	13.52	(391,965)	16.39	(927,497)	11.80
Shares under option at end of year	3,790,496	$ 21.99	3,094,160	$ 22.95	2,792,585	$ 16.50
Exercisable at end of year	2,119,692	$ 18.71	1,474,833	$ 15.68	1,097,327	$ 13.73

The following summarizes information about stock options outstanding as of December 31, 2002:

Range of Exercise Price	Weighted-Avg. Remaining Contractual Life	Options Outstanding Shares	Options Outstanding Weighted-Avg. Exercise Price	Options Exercisable Shares	Options Exercisable Weighted-Avg. Exercise Price
$ 5.62 to $10.52	2.98	1,131,451	$ 10.21	1,131,451	$ 10.21
$11.45 to $21.70	8.57	1,049,425	18.21	111,925	15.56
$22.56 to $40.50	6.55	1,609,620	32.73	876,316	30.10
Totals	6.04	3,790,496	$ 21.99	2,119,692	$ 18.71

The weighted average fair value of options granted during 2002, 2001 and 2000 was approximately $8.95, $22.04, and $15.70 per share, respectively, as determined using the Black-Scholes option-pricing model. Assuming that we had accounted for our stock-based compensation using the alternative fair value method of accounting under FAS No. 123 and amortized the fair value to expense over the option's vesting period, our net income and net income per share would have been (in thousands, except per share data):

	Year Ended December 31, 2002	2001	2000
Net income:			
As reported	$ 73,069	$104,063	$ 13,136
Pro forma	$ 63,926	$ 94,227	$ 5,584
Basic net income per share:			
As reported	$ 0.90	$ 1.29	$ 0.17
Pro forma	0.79	1.17	0.07
Diluted net income per share:			
As reported	$ 0.89	$ 1.27	$ 0.16
Pro forma	0.78	1.15	0.07

These pro forma results may not be indicative of future effects.

The assumptions used in the Black-Scholes option-pricing model were:

Assumptions	2002	2001	2000
Risk-free interest rate	2.4%	6.3%	4.7%
Expected dividend	-	-	-
Expected option life (years)	5	5	4
Expected volatility	54%	55%	94%

The Company evaluates annually the grant of options to eligible participants and in February 2003, 977,500 options to purchase shares of common stock were granted at an exercise price of $20.14, the fair value of the common stock at the date of grant.

10. Income Taxes

The domestic and foreign components of income before income taxes were as follows (in thousands):

	December 31, 2002	December 31, 2001	December 31, 2000
Domestic	$ 45,716	$ 101,700	$ (10,555)
Foreign	66,749	66,317	37,592
	$ 112,465	$ 168,017	$ 27,037

The components of the provision (benefit) for income taxes consisted of (in thousands):

	December 31, 2002	December 31, 2001	December 31, 2000
Current:			
Federal	$ 11,315	$ 32,222	$ 5,401
State	909	581	123
Foreign	15,726	23,304	14,258
	27,950	56,107	19,782
Deferred:			
Federal	4,888	4,925	(6,757)
State	1,144	391	(507)
Foreign	5,414	2,531	1,383
	11,446	7,847	(5,881)
	$ 39,396	$ 63,954	$ 13,901

The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in thousands):

	December 31, 2002	December 31, 2001	December 31, 2000
Federal income tax at statutory rate	$ 39,363	$ 58,806	$ 9,462
Foreign income tax rate differential	(2,990)	1,405	781
State income tax, net of federal benefit	556	299	336
Tax benefit of foreign sales income	(1,580)	(1,575)	(1,492)
Nondeductible expenses	1,053	2,423	4,626
Foreign dividends net of FTCs	1,176	(1,967)	(1,046)
Net operating loss carryforwards	-	2,948	1,744
Change in deferred tax valuation allowance	400	1,223	(606)
Prior year taxes	1,126	-	-
Other	292	392	96
	$ 39,396	$ 63,954	$ 13,901

Significant components of National Oilwell's deferred tax assets and liabilities were as follows (in thousands):

	December 31, 2002	December 31, 2001
Deferred tax assets:		
Allowances and operating liabilities	$ 29,047	$ 9,408
Net operating loss carryforwards	23,891	16,107
Foreign tax credit carryforwards	15,082	13,580
Capital loss carryforward	3,527	3,527
Other	22,012	20,378
Total deferred tax assets	93,559	63,000
Valuation allowance for deferred tax assets	(29,912)	(29,512)
	63,647	33,488
Deferred tax liabilities:		
Tax over book depreciation	14,168	10,366
Operating and other assets	31,688	-
Other	8,756	10,014
Total deferred tax liabilities	54,612	20,380
Net deferred tax assets	$ 9,035	$ 13,108

In the United States, the Company has $12.0 million of net operating loss carryforwards as of December 31, 2002, which expire at various dates through 2017. These operating losses were acquired primarily in the combination with Dreco Energy Services, Ltd. and are associated with Dreco's US subsidiary. As a result of share exchanges occurring since the date of the combination resulting in a more than 50% aggregate change in the beneficial ownership of Dreco, the availability of these loss carryforwards to reduce future United States federal taxable income may have become subject to various limitations under Section 382 of the Internal Revenue Code of 1986, as amended. In addition, these net operating losses can only be used to offset separate company taxable income of Dreco's US subsidiary. Since the ultimate realization of these net operating losses is uncertain, the related potential benefit of $4.2 million has been recorded with a

$2.8 million valuation allowance. Future income tax expense will be reduced if the Company ultimately realizes the benefit of these net operating losses.

Also in the United States, the Company has $9.1 million of capital loss carryforwards as of December 31, 2002, which expire at various dates through 2005. The related potential benefit of $3.5 million has been recorded with a valuation allowance of $3.5 million. These capital losses are not available to reduce future operating income but are expected to be realized as deductions against future capital gains. The Company has $ 15.1 million of excess foreign tax credits as of December 31, 2002, which expire at various dates through 2006. These credits have been allotted a valuation allowance of $ 14.1 million and would be realized as a reduction of future income tax expense.

Outside the United States, the company has $67.5 million of net operating loss carryforwards as of December 31, 2002. Of this amount, $65.3 million will expire at various dates through 2012 and $2.2 million is available indefinitely. The related potential benefit available of $19.7 million has been recorded with a valuation allowance of $9.6 million. If the Company ultimately realizes the benefit of these net operating losses, $9.4 million would reduce goodwill and other intangible assets and $10.3 million would reduce income tax expense.

The deferred tax valuation allowance increased $0.4 million for the period ending December 31, 2002 and $1.2 million for the period ending December 31, 2001. These increases resulted primarily from the recognition of additional excess foreign tax credits that may not be realized in the future. National-Oilwell's deferred tax assets are expected to be realized principally through future earnings.

Undistributed earnings of the Company's foreign subsidiaries amounted to $193.4 million and $149.2 million at December 31, 2002 and December 31, 2001, respectively. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise could result in either U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $23.4 million would be payable upon remittance of all previously unremitted earnings at December 31, 2002.

11. Special Charge

During 2000, we recorded a special charge, net of a $0.4 million credit from previous special charges, of $14.1 million ($11.0 million after tax, or $0.14 per share) related to the merger with IRI International. Components of the charge were (in millions):

Direct transaction costs	$ 6.6
Severance	6.4
Facility closures	1.5
	14.5
Prior year reversal	(0.4)
	$14.1

The cash and non-cash elements of the charge approximated $13 million and $1.1 million, respectively. All direct cash outlays have been spent. Facility closure costs consisted of lease cancellation costs and impairment of a closed manufacturing facility that is classified with

"Property held for sale" on our balance sheet. All of this charge is applicable to the Products and Technology business segment.

12. Business Segments and Geographic Areas

National Oilwell's operations consist of two segments: Products and Technology and Distribution Services. The Products and Technology segment designs and manufactures a variety of oilfield equipment for use in oil and gas drilling, completion and production activities. The Distribution Services segment distributes an extensive line of oilfield supplies and equipment. Intersegment sales and transfers are accounted for at commercial prices and are eliminated in consolidation. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies of the Company. The Company evaluates performance of each reportable segment based upon its operating income, excluding non-recurring items.

No single customer accounted for 10% or more of consolidated revenues during the three years ended December 31, 2002.

Summarized financial information is as follows (in thousands):

Business Segments

	Products and Technology	Distribution Services	Corporate/ Eliminations	Total
December 31, 2002				
Revenues from:				
Unaffiliated customers	$ 837,750	$ 684,196	$ -	$ 1,521,946
Intersegment sales	79,500	1,978	(81,478)	-
Total revenues	917,250	686,174	(81,478)	1,521,946
Operating income (loss)	127,011	18,083	(10,771)	134,323
Capital expenditures	19,849	3,612	1,344	24,805
Depreciation and amortization	19,340	4,883	825	25,048
Goodwill	560,235	16,457	4,884	581,576
Identifiable assets	1,640,171	266,663	61,828	1,968,662
December 31, 2001				
Revenues from:				
Unaffiliated customers	$ 1,041,614	$ 705,817	$ 24	$ 1,747,455
Intersegment sales	79,305	2,001	(81,306)	-
Total revenues	1,120,919	707,818	(81,282)	1,747,455
Operating income (loss)	171,013	28,473	(10,209)	189,277
Capital expenditures	22,170	4,066	1,122	27,358
Depreciation and amortization	31,882	6,428	563	38,873
Goodwill	332,121	15,089	4,884	352,094
Identifiable assets	1,178,118	260,212	33,366	1,471,696
December 31, 2000				
Revenues from:				
Unaffiliated customers	$ 629,967	$ 519,911	$ 42	$ 1,149,920
Intersegment sales	53,500	1,362	(54,862)	-
Total revenues	683,467	521,273	(54,820)	1,149,920
Operating income (loss)	60,992 (2)	12,884	(25,420) (1)	48,456 (1)(2)
Capital expenditures	14,960	7,387	2,214	24,561
Depreciation and amortization	28,712	5,985	337	35,034
Goodwill	313,468	10,843	5,029	329,340
Identifiable assets	1,001,391	223,973	53,530	1,278,894

(1) Includes a special charge of $14,082 for 2000 related to the merger with IRI.

(2) Includes $15,684 of inventory write-offs related to the merger with IRI.

Geographic Areas:

	United States	Canada	Norway	United Kingdom	Other	Eliminations	Total
December 31,2002							
Revenues from:							
Unaffiliated customers	$1,054,956	$ 254,361	$ 86,169	$ 44,733	$ 81,727	$ -	$ 1,521,946
Interarea sales	108,191	59,370	18,561	7,393	1,199	(194,714)	-
Total revenues	1,163,147	313,731	104,730	52,126	82,926	(194,714)	1,521,946
Long-lived assets	618,501	423,029	787,505	48,525	91,102	-	1,968,662
December 31,2001							
Revenues from:							
Unaffiliated customers	$1,280,598	$ 337,447	$ 38,171	$ 42,978	$ 48,261	$ -	$ 1,747,455
Interarea sales	129,525	45,890	11,591	7,421	445	(194,872)	-
Total revenues	1,410,123	383,337	49,762	50,399	48,706	(194,872)	1,747,455
Long-lived assets	768,160	379,976	223,747	49,750	50,063	-	1,471,696
December 31,2000							
Revenues from:							
Unaffiliated customers	$ 799,415	$ 239,940	$ 31,961	$ 48,050	$ 30,554	$ -	$ 1,149,920
Interarea sales	43,521	28,302	3,786	4,796	737	(81,142)	-
Total revenues	842,936	268,242	35,747	52,846	31,291	(81,142)	1,149,920
Long-lived assets	646,210	338,319	216,866	44,633	32,866	-	1,278,894

13. Quarterly Financial Data (Unaudited)

Summarized quarterly results were as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year ended December 31, 2002					
Revenues	$ 388,986	$ 372,390	$ 366,929	$ 393,641	$ 1,521,946
Gross Profit	93,045	87,404	88,533	92,882	361,864
Income before taxes	33,102	26,501	27,743	25,119	112,465
Net income	21,185	16,961	17,756	17,167	73,069
Net income per basic share	0.26	0.21	0.22	0.21	0.90
Net income per diluted share	0.26	0.21	0.22	0.21	0.89
Year ended December 31, 2001					
Revenues	$ 360,272	$ 434,628	$ 486,812	$ 465,743	$ 1,747,455
Gross Profit	91,173	103,494	119,905	113,262	427,834
Income before taxes	34,640	40,805	47,369	45,203	168,017
Net income	21,478	25,299	28,938	28,348	104,063
Net income per basic share	0.27	0.31	0.36	0.35	1.29
Net income per diluted share	0.26	0.31	0.36	0.35	1.27

Schedule II

National-Oilwell, Inc.
Valuation and Qualifying Accounts
Years ended December 31, 2002, 2001 and 2000

	Balance beginning of year	Additions (Deductions) charged to costs and expenses	Charge offs and other	Balance end of year
		(in thousands)		
Allowance for doubtful accounts:				
2002	$ 9,094	$ 3,606	$ (124)	$ 12,576
2001	5,885	3,897	(688)	9,094
2000	8,986	1,589	(4,690)	5,885
Allowance for excess and obsolete inventory reserves:				
2002	$ 49,084	$ 1,672	$ (1,364)	$ 49,392
2001	53,283	807	(5,006)	49,084
2000	39,355	16,814	(2,886)	53,283
Valuation allowance for deferred tax assets:				
2002	$ 29,512	$ 400	$ -	$ 29,912
2001	28,289	1,223	-	29,512
2000	19,228	(606)	9,667	28,289



NATIONAL OILWELL